UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C/A
UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Cascade Air Conditioning Inc.

Legal Status of Issuer:

Form:
C Corporation

Jurisdiction of Incorporation/Organization:
Texas

Date of Organization:
May 14, 2023

Physical Address of Issuer: 1502 Augusta Drive – Suite 360, Houston, TX 77057

Website of Issuer: www.investcascadeairconditioning.com

Is there a co-issuer? ☐ Yes ☒ No

Name of intermediary through which the offering will be conducted:

Rialto Markets LLC

CIK number of intermediary:

0001670539

SEC file number of intermediary:

008-69756

CRD number, if applicable, of intermediary:

283477

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The Intermediary received a set-up fee for their services prior to the Offering in the amount of seven thousand five hundred dollars ($7,500). The Intermediary shall receive a management and administration fee in the amount of seven thousand five hundred dollars ($7,500) thirty (30) days after the publication of the Offering. At the conclusion of each periodic Closing performed during the Offering, the Issuer shall pay a fee of three percent (3%) of the specific amount raised in the Offering during the specific time period between the periodic Closings to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will not receive compensation in the form of securities.

Type of Security Offered:

Common Stock

Target number of securities to be offered:

10,000 shares of Common Stock

Price (or method for determining price): $1.00 per Share

Target offering amount:

$10,000

Minimum Investment Amount:

$250 (250 Shares)

Oversubscriptions accepted: ☒ Yes   ☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis   ☐ First-come, first-served basis ☒ Other – provide a description:

At the discretion of the Issuer or Intermediary.

Maximum offering amount (if different from target offering amount):

$5,000,000

Maximum number of securities to be offered:

5,000,000 shares of Common Stock

Deadline to reach the offering amount:

October 24, 2025

Disbursement from Escrow: Once per month or on a schedule as agreed upon between the Intermediary and Issuer.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
Re-Confirmation of Subscription Process:

After the Target Offering Amount is met and the Offering has been active for twenty-one (21) days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until forty-eight (48) hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 2

	Most recent fiscal year-end (2023)	**Prior fiscal year-end (2022)**
Total Assets	$ 51	$ 0
Cash & Cash Equivalents	$ 51	$ 0
Accounts Receivable	$ 0	$ 0
Short-term Debt	$ 1064	$ 0
Long-term Debt	$ 0	$ 0
Revenues/Sales	$ 0	$ 0
Cost of Goods Sold	$ 0	$ 0
Taxes Paid	$ 0	$ 0
Net Income	$ 0	$ 0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

<u>SIGNATURE</u>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Cascade Air Conditioning Inc.

By



Robert F. Strange, Jr.
President & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



Robert F. Strange, Jr.
President & CEO

OCTOBER 05, 2024
(Date)

TABLE OF CONTENTS

October 25, 2024

CASCADE AIR CONDITIONING INC.
FORM C
Up to 5,000,000 shares of Common Stock



$1.00 per Share

Cascade Air Conditioning Inc. ("CAC", the "Company," "we," "us," or "our"), is offering a minimum amount of $10,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of Common Stock (the "Securities"), 5,000,000 shares of Common Stock at $1.00 per share, par value $0.00001 per share (the "Shares") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by October 24, 2025 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Shares are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Shares, you must complete the purchase process through our intermediary, Rialto Markets (the "Intermediary"). All committed funds will be held in escrow with Wilmington Trust ("Wilmington" or the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to forty-eight (48) hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of shares of Common Stock, as further described below. Shares sold in this Offering will be deposited into an escrow account maintained by the Escrow Facilitator and will reflect each Investors' beneficial interest in the Shares. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Shares at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Shares at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

THE COMPANY

1. Name of issuer: **Cascade Air Conditioning Inc.**

ELIGIBILITY

2. **Cascade Air Conditioning Inc.** certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The issuer has made use of a written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than one hundred-twenty (120) days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site:
www.investcascadeairconditioning.com

1. The issuer must continue to comply with the ongoing reporting requirements until:
2. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
3. The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
4. The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
5. The Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
6. the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

OFFICERS OF THE COMPANY

The officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Robert F. Strange, Jr.	CEO and President, Cascade Air Conditioning Inc.	Corporate management and business operations	May 2023 - present
	President, Graystone Assisted Living LLC	Management of business operations	January 2006 – May 2023
Gerald Ray	Vice President and Chief Technology Officer, Cascade Air Conditioning Inc.	Product design and systems development	May 2023 - present
	Vice President, Heat Pump Store	Manager of HVAC Sales, Service and Product Installation	January 1985 - present

BIOGRAPHIES

Robert F. Strange, Jr., CEO and President: Robert F. Strange, Jr. is an experienced and dedicated executive-level officer who has owned and led multiple companies over the past forty (40) years. Ranging from the development of an automotive repair chain which eventually opened locations nationwide, a Texas-based real estate development firm, and various service-focused businesses such the development of assisted-living facilities for elder care. At one point Mr. Strange worked with investment-bank underwriters assisting a company seeking to go public in the muscular-skeletal segment of the healthcare industry. His oversight and effective business strategy has led to success across all of these industry segments.

Capitalizing on this success, Mr. Strange is now the key figure in developing the business management segments and the light manufacturing segments of the Cascade system's development as it evolves from a limited production run product to the initiation of mass production and distribution of the Company's Cascade Energy Saver System. Mr. Strange graduated from Trinity University in San Antonio, Texas with a Bachelor of Science degree majoring in Business Administration and two (2) years active duty as a Commissioned Officer First Lieutenant in the United States Army.

Gerald Ray, Product Support Specialist: Gerald Ray was a principal in the original development of the Cascade Energy Saver System and possesses over forty (40) years of experience as a licensed-HVAC professional where he has been responsible for management, oversight, manufacturing operations, performing and directing both installation and service operations of Cascade products and many other HVAC-industry products. Mr. Ray was personally involved in the development, manufacture and installation of over eight hundred (800) Cascade Energy Saver Systems and further implemented the installation of over four thousand (4,000) HVAC systems of other brand names, makes and models utilized in both residential and light commercial applications.

Mr. Ray is the co-inventor of the Cascade Energy Saver System (CESS) and continually refines the design of the CESS through the manufacturing of dozens of prototypes, testing those prototypes and finalized designs for the limited production of a series of CESS products. Mr. Ray also supervised the testing process of the CESS while undergoing performance testing at the Texas A&M Energy Systems Laboratory at the Texas A&M University Engineering Experiment Station where the results demonstrated that the Cascade Energy Saver System was fifty percent (50%) more energy efficient than comparable HVAC systems. Mr. Ray continues to design and institute CESS product improvements resulting in even greater CESS efficiencies.

ANTICIPATED BUSINESS PLAN

Cascade Air Conditioning, Inc. ("CAC", the "Company," "we," "us,", and "our") was founded in 2023 to create a U.S. based manufacturing company which builds the most energy efficient central air conditioning and heating system ever created and at an economical price point to the customer. CAC exclusively licenses the proprietary technology known as Cascade Energy Savers Systems (CESS) and plans to manufacture, distribute and install CESS within residential and commercial properties through out the United States through CAC direct-to-consumer efforts as well as supplying retail and third-party contractor networks.

The Cascade Energy Savers System

CAC exclusively licenses the technology known as Cascade Energy Savers System from the patent owner. This technology is proprietary and was previously patented under U.S. Patent number 5,701,750. CAC intends to file for additional patent protection which will cover future design improvements developed by CAC as well as additional applications for the CESS system.

The Cascade Energy Saver System (CESS) is a proven system with over thirty-five (35) years of reliable service which provides the consumer with optimal cooling and heating comfort throughout a building's air conditioned "envelope" as well as significant energy savings through the use of its proprietary multi-zone air conditioning system contained within a single-mechanical unit. CESS is both a practical and economical method for providing forced-air cooling and heating through multiple-AC zones with just one master central controller. CESS is applicable to either residential- or small commercial-building applications.

CESS is relatively simple and economical to manufacture. The manufacturing systems utilized to construct CESS as well as the installation tools and techniques are common to the HVAC industry. Mass production will be used to produce all of the CESS components. The benefits of AC zone control are well known throughout the HVAC industry to be incredibly comfortable. Most zoned systems are used in large commercial installations such as office buildings, shopping centers, and stadiums and are principally water-chiller systems used in these commercial buildings that are too complicated to scale down for residential applications. Currently other small commercial or residential systems that create zone control rely on either installing several small systems within the building envelope or by using a system of motorized dampers to regulate air volume in the various zones, none of which saves energy like the Cascade CESS System. Multi-zone "mini split" HVAC systems are also available but are considerably more costly than the CESS.

How the Cascade Energy Saver System Works

The CESS is a zoned-thermostat, demand-controlled air-conditioning system. Current CESSs use two (2) single-stage Heat Pump condensing units from any manufacturer coupled to the Cascade Energy Saver Management and Air Distribution System (the "Air Handler"). The scope of the patent does not prevent the use of refrigerant condensing devices other than Heat Pumps to provide either cooling or heating. The four (4) components that make a CESS distinct from conventional air-conditioning system are: two single- or one two-path refrigerant evaporator coil(s); the multi-fan distribution plenum; Cascade thermostats; and the Cascade Electronic Management System.

The distinguishing features of a CESS system is its Energy Saver Management and its Air Distribution System. The air distribution system consists of multiple two-speed or variable-speed fans housed in an air handler plenum that is located down flow from, but immediately adjacent to, the two (2) evaporator coils inside the air handler cabinet. By locating the fans down flow from the evaporator coils the system creates a low-pressure area that draws the air much more uniformly across the evaporator coils than standard AC systems. Uniformly drawing air across the evaporator coils allows the maximum contact of the air with the coils resulting in better humidity reduction and more efficient heat transfer to or from the refrigerant in the coil. Each zone has a dedicated fan that is controlled by a thermostat within that particular zone. Current CESS's are designed to accommodate between two (2) and eight (8) individual zones and the CESS is coupled to either one (1) or more commonly two (2) heat pump/condensing units. Two-zone systems generally use only one condensing unit and a CESS requiring three (3) or more zones will use two (2) condensing units operating in a sequential "Cascade fashion" as cooling demand requires. CESS can use refrigerant-condensing units that have either single- or two-speed compressors. A future planned CESS using two (2) heat pump/condensing units with each having two speed compressors or two (2) Variable Refrigerant Flow condensers will have far more flexibility in addressing cooling or heating demands than any conventional system and is expected to be the subject of a future add-on patent.

CESS using two (2) refrigerant-condensing units have either one-single evaporator coil that has two separate-refrigerant paths, one path for each condensing unit, or two (2) separate evaporator coils arranged in tandem with one "downstream" from the first, the latter orientation being simpler to manufacture. The individual refrigerant paths in the evaporator coil are either parallel paths or consisting of two (2) lines interwoven together to provide effective heat transfer and humidity control with either one or both condensing units running. The individual zone thermostats' set point will determine the temperature in that specific zone. Each zone thermostat can be set at a different temperature and the unoccupied zones can be set at a temperature that will save significant amounts of energy.

The Cascade Energy Saver Management System is a microprocessor that allows communication between multiple thermostats, multiple blower fans, and the two (2) condensing units. This system monitors the demand from the thermostats and then adds cooling or heating capacity by controlling the operation of the condensing units and by changing the fan speed for each zone. The Cascade Energy Saving System is the only residential sized air-conditioning and heating system that has this level of scalable control though this system does not allow both heating and cooling to simultaneously operate in different zones at the same time.

An individual CESS can be configured to accommodate between two (2) and eight (8) zones with condensation capacities ranging from two (2) tons to seven (7) tons. Buildings requiring either more zones or more cooling capacity can be satisfied by adding additional CESS systems. Current CESS use Heat Pumps with auxiliary resistance heat strips for backup heat in extreme cold weather conditions below twenty-six (26) degrees outside air temperature. An energy saving alternative for backup heat has been developed for the CESS system by using hot water circulated from either a virtually free source of auxiliary heat by drawing heat from the hot water recovery units connected to the exterior condensing units or a standard water-heater tank. Since water heaters are already in use in most building structures, the occasional use of that existing hot water as back up heat is a free source of energy. An additional add-on Patent for this back up heat will be pursued by the Company. The scope of the patent does not prevent the development of systems with more cooling/heating capacity or from using sources other than Heat Pumps as a cooling or heating source.

Artificial Intelligence Monitoring to HVAC System

The Company is currently working on an HVAC artificial intelligence (AI) system for monitoring of the Cascade Central Air Conditioning and Heating system such that any home or office with a Cascade Energy Saver System could be monitored either remotely from a central station or locally at the customer's premises by means of sensors which constantly determine the health and efficiency of the system. Operating parameters monitored by the AI system include air flows to each zone based on demand at the zone, return air filter cleanliness, evaporator coil temperatures, moisture levels at the evaporator coil, heat-pump condenser pressures on both the high-pressure side and low-pressure side of the compressor and compressor efficiency. With the detailed operating parameter information and knowing the demand at the thermostats combined with the resulting indoor temperatures and humidity levels this could be compared to outdoor temperatures and humidity to assess system efficiency. This operating data could be expressed as a percentage of maximum efficiency and a percentage of energy efficiency, given the current indoor and outdoor conditions, whereby the customer and the maintenance technicians would have displayed on a series of constantly updating real time graphs which operating parameter if any is outside of an allowable performance range. The detailed operating-parameter data could also be used to predict the remaining life of various system components compared to historical averages and constantly evolving industry standards. The objective of such intelligent monitoring is to lower overall operating costs by knowing when to repair, replace or maintain the system prior to failure and to continually operate the system at the lowest possible energy consumption and lowest possible maintenance costs. The CESS is already inherently "fail safe" since it utilizes two (2) separate heat pumps each with its own evaporator coil and multiple blower fans with adjustable speeds, but by adding an AI monitoring system it makes the Cascade Energy Saver System even more energy efficient and more cost effective.

Key Benefits of a Cascade Energy Saving System

A staged zoned system like the CESS is the only small-scale HVAC system that will effectively manage the variable heating and cooling loads within the building while also managing the distribution of the air. This type of system will cost less to operate through significant electricity savings, be more effective in controlling both temperature and humidity, and consequently improve comfort. Further, many of today's indoor air quality problems are the result of building very tight well-insulated homes and then attempting to cool them with 1960's air-conditioning technology. The moisture trapped within today's energy efficient homes has created serious health problems by contributing to the growth of mold, mildew and dust mites. Lowering the indoor humidity to between twenty five percent (25%) and forty (40%) will control these humidity-related problems. Conventional air-conditioning systems were never designed to adequately address the indoor air quality challenges of modern well insulated homes.

Cascade CESS Testing at Texas A&M University Energy System Laboratory

Testing to determine CESS's U.S. Department of Energy's (USDOE) Seasonal Energy Efficiency Ratio (SEER) and Heating Seasonal Performance Factor (HSPF) values were conducted at the Energy System Laboratory at Texas A&M University in 2010. Generally, the higher the SEER rating of a unit or the higher the HSPF rating of a unit, the more energy efficient that unit is. The results of USDOE testing gave the Cascade Energy Saving System an 18.1 SEER Cooling rating and a 10.9 HSPF Heating rating. While producing an impressive SEER rating the CESS was not optimized for the test protocols. During this USDOE testing event conducted according to stringent USDOE standards and procedures, the condensing units used for USDOE testing were two (2) standard 2.5-ton Amana heat pumps rated at 12 SEER by the manufacturer and, more importantly, this USDOE testing did NOT include the additional energy savings provided by the significant moisture-removal characteristics of the CESS system.

In the event the CESS's moisture-removal characteristics could be used in the calculation of the corresponding SEER cooling rating, it is estimated by management that the CESS system would likely be in the range of a 24 SEER rating. The 24 SEER rating is currently achievable with 12 SEER heat pumps which are no longer on the market due to their relatively low efficiency and SEER rating. If the Cascade CESS system was paired with today's more common 16 SEER heat pumps, the CESS resulting SEER rating should be, in the estimation of the Company's management, an approximately 28 SEER rating.

The Company intends to apply for American Society of Heating, Refrigerating and Air-Conditioning Engineers (ASHRAE) certification utilizing the Cascade CESS in connection with commonly available higher SEER heat pumps after the receipt of adequate funding to construct the complete testing system and perform the rigorous ASHRAE testing protocols. The updated Cascade CESS testing results and ASHRAE certification should confirm and define the higher performance characteristics of Cascade CESS and its resultant SEER value.

Manufacturing and Distribution Partners

The Company intends to partner with major heat pump manufacturers, blower fan and AC coil manufacturers to utilize their existing fabricating capabilities to source parts and components of the CESS System which are already available in the marketplace. Other CESS components that are not common to the marketplace will be manufactured and sub-assembled in the Company's own factory. This partial component outsourcing will accelerate the ability of the Company to bring its CESS products into the marketplace. The Company will operate its own distribution facility for both complete CESS systems and replacement components. The Company also intends to retail and install the CESS products directly to end users within select markets through its own retail division of the Company.

Marketing and Distribution Plan

The Company will market and distribute its CESS products through two distinct channels. One is to air-conditioning dealer-installer companies and the second is direct to the end-user customer through CAC factory representatives.

The Company will identify major-HVAC dealer-installer companies who sell and install HVAC systems in either new construction or retrofit installations and operate within Company identified target markets. These HVAC dealer-installers will be incentivized to sell the Cascade Energy Saver System instead of competing systems because of (1) a greater profit margin by having a licensed-proprietary product; (2) free factory-provided training for their installation personnel; (3) rapid parts and systems deliveries; (4) accounts receivable dating for those dealer-installers who meet certain credit worthiness criteria; and (5) end-user home-improvement Company-origination financing with financial-service partners to facilitate each sale. Early target markets will be in the major metropolitan areas of Texas followed by other southern states such as Georgia, Florida and the Carolinas.

Third-party factory representatives will be identified who can sell Company products directly to end-user customers with installations done by factory-trained, local-installation companies sub-contracted to the direct sales representatives. Both factory representatives and the installers will be given factory installation training so that they become a "Cascade Factory Certified Installer" with the knowledge, skills and ability to install the Cascade Energy Saver System. Factory representatives are expected to be present on-site during the final startup phase of each new CESS to ensure the quality of workmanship and the CESS control systems are properly installed and operating as designed. The working capital and customer financing for these systems will be provided by the Company factory and third-parties.

RISK FACTORS

An investment in our Common Stock involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Shares offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Shares and the market price of our Shares, which could cause you to lose all or some of your investment in our Shares. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.

We have limited operating history. You should consider an investment in our Shares in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment or operating objectives.

We can expect possible fluctuations in Company operating results.

The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including effectiveness of marketing programs and customer acquisition efforts, purchasing patterns of customers, duration of product development cycles, duration of product installation and start-up efforts, competitive pricing, customer payment policies, debt service and principal reduction payments, and general economic conditions. Consequently, the Company's revenues may vary by quarter, and the Company's operating results and financial performance may experience fluctuations.

There may exist unanticipated obstacles which require changes to the execution of the Company's business plan.

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements in addition to the operational difficulties of developing, manufacturing, distributing and supporting our products and services. Management believes that the Company's chosen activities and strategies are achievable in light of current economic conditions with the skills, background, and knowledge of the Company's Management and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending upon future events.

There are material risks associated with expansion of our business.

The Company plans on developing and expanding its core business through the deployment of capital invested through this Offering. Any expansion of operations the Company may undertake will entail risks and such actions may involve specific operational activities which may negatively impact the profitability of the Company. Consequently, Investors must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

We have limited experience in developing a manufacturing, distribution and customer support system which makes our future performance difficult to predict.

We have limited experience building a manufacturing, distribution, and support system for our products and services. You should consider an investment in our Shares in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment or operating objectives.

Manufacturing and assembly facilities require compliance with multiple regulatory agencies, laws and codes.

Manufacturing and product assembly facilities similar to what the Company anticipates utilizing in the execution of its business plan are subject to a wide range of federal, state, and local laws, regulations and codes, including but not limited to, those related to construction, hazardous and non-hazardous material storage, labor and employment, environmental, health and safety. The violation of these or any future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company. Existing properties may not possess the meet the specifications required for the Company's purposes or comply with existing regulations, laws or codes without significant modification and improvement by

Company. Similarly, changes in existing regulations, laws or codes could require Company to make material capital investments in existing Company facilities. Compliance costs associated with the operation of Company facilities could result in material adverse effect on the Company's business, operating results and financial condition.

Manufacturing and assembly facilities require maintenance programs and repair.

Manufacturing and assembly facilities contemplated by the Company require maintenance programs and skilled personnel to keep equipment operating and within specification. Essential machinery along the production line can stop working at any time, posing considerable cost to repair or replace. Mechanical breakdowns may not be covered by Company commercial property insurance and Company may operate specialized equipment and machinery that is expensive to repair or replace in the event of a total loss. Without an expedient return of plant equipment to normal operations, Company operational capacity can be diminished or ceased in their entirety. Company will be required to develop maintenance programs and retain knowledgeable personnel to ensure effective maintenance of plant equipment to minimize repairs and "downtime" and attempt to maximize facility efficiency. Equipment maintenance and repair costs required beyond regular maintenance programs and the loss of revenue from operational deficiencies or shutdowns at Company facilities could result in material adverse effect on the Company's business, operating results and financial condition.

Company manufacturing and assembly facilities and the provision of installation services require skilled tradespeople.

Company must depend on its employees and contractors to efficiently produce and install the various Company products. Company's products are relatively complex systems containing multiple components and sub-assemblies requiring additional assembly into a finished product. Understanding the various components and subassemblies as well as the knowledge and ability to combine them into Company products requires specialized training and manufacturing technics. Company will be required to acquire and train skilled personnel to produce Company's products at costs reflective of the level of the employee's knowledge, skills and abilities. Some Company's employees and contractors will be tradespeople required to obtain and hold professional licenses to install Company products. The ability of Company to retain skilled tradespeople will be important to limit employee turn-over and minimize related employee acquisition and training expenses. The Company's inability to acquire and retain skilled or appropriately licensed employees for Company operations could result in a material adverse effect on the Company's business, operating results and financial condition.

Company requires a supply chain for various components and sub-assemblies.

Company must depend on its supply chain of manufacturers and suppliers to timely provide various specialized components and sub-assemblies for use in producing Company products. Disruptions further up the supply chain from the Company can cause unanticipated delays in the Company's receipt of critical product components and this delay is beyond the Company's control. A supplier's inability to provide materials, parts or components could cause an extended stoppage at the Company and would result in both lost revenue and potential profits. Even in the event insurance policies cover the event causing a limited or extended interruption in Company operations, the expense of any applicable deductible and actual loss of business may not be fully covered by insurance, the Company may be required to reflect any such loss(es) in its income. Supply chain-related delays or disruptions causing inefficiencies or interruptions in Company operations could result in material adverse effect on the Company's business, operating results and financial condition.

Investors will be unable to evaluate Company's asset prior to investment.

The Company does not own any real property, plant, equipment or other assets prior to or at the time of this Offering. None of the assets in which the Company will acquire or invest in are identified at this time; therefore, any potential Investor is unable to review and evaluate the Company's asset portfolio to determine whether to invest in the Company. However, the general business goals of the Company are to invest in real properties and real estate-related investments as further described herein. The Company may later have a specific, identifiable portfolio of property, plant, equipment and other assets which Investors may be able to review in accordance with the Company's records and review policies.

Uninsured losses relating to real property may adversely affect Company performance.

Company will attempt to assure that all of Company's real properties, plant and equipment are comprehensively insured (including liability, fire, and extended coverage) in amounts sufficient to permit replacement in the event of a total loss, subject to applicable deductibles. However, to the extent of any such deductible or in the event that any Company's property or assets incurs a casualty loss which is not fully covered by insurance, the value of Company's assets will be reduced by any such loss. Also, certain types of losses, generally of a catastrophic nature, resulting from, among other things, earthquakes, floods, hurricanes or terrorist acts may not be insurable or even if they are, such losses may not be insurable on terms commercially reasonable to Company. Further, Company may not have a sufficient external source of funding to repair or reconstruct a damaged or total loss of a property or replacement of plant assets and equipment and there can be no assurance that any such source of funding will be available to Company for such purposes in the future. Uninsured losses to one or more Company properties could result in material adverse effect on the Company's business, operating results and financial condition.

Real property leased or acquired by Company may have liabilities or other encumbrances.

Company intends to perform appropriate due diligence for real property it leases or acquires. Company also will seek to obtain appropriate representations and indemnities from landlords or sellers in respect of such properties or other investments. Company may, nevertheless, lease or acquire real property that is subject to uninsured liabilities or that otherwise have encumbrances affecting their use or value. In some instances, Company may have only limited or perhaps even no recourse for any such liabilities or other problems or issues or, if Company has received indemnification from a landlord or seller, the resources of such landlord or seller may not be adequate to fulfill its indemnity obligation. As a result, Company could be required to resolve or cure any such liability or other encumbrances, and such expenses could have an adverse effect on Company's cash flow available to meet other expenses or to make other investments for the Company, which in turn could result in a material adverse effect on the Company's business, operating results and financial condition.

Company ownership or leasing or real property comes with expenses and costs not effected by reductions in revenue.

Certain significant expenditures that Company, as a property owner, may be responsible for, such as loan payments, real estate taxes, insurance, utilities and maintenance costs generally are not reduced as a result of or proportional to a decrease in Company revenues for whatever reason. Similarly, expenditures that Company, as a lessee of real property, may be responsible for, such as lease/rent payments, common area expenses, insurance, utilities and maintenance costs generally are not reduced as a result of or proportional to a decrease in Company revenues for whatever reason. Fixed expenses associated with owning or leasing real property in the event of decreases in Company revenue could result in material adverse effect on the Company's business, operating results and financial condition.

Americans with Disabilities Act (ADA) Compliance.

Under the Americans with Disabilities Act of 1990 (the "ADA"), all public properties are required to meet certain federal requirements related to access and use by disabled persons. Properties acquired by the Company or in which it makes a property investment may not be in full compliance with the ADA. If a property is not in compliance with the ADA, then the Company may be required to make modifications to such property to bring it into compliance, or face the possibility of imposition, or an award, of damages to private litigants. In addition, changes in governmental rules and regulations or enforcement policies affecting the use or operation of the properties, including changes to building, fire and life-safety codes, may occur which could result in a material adverse effect on the Company's business, operating results and financial condition.

Adverse Weather Events Could Cause Property Damage, Increase Costs or Delay Projects

Real property owned or leased by Company may experience adverse weather events, such as but not limited to extended extreme low-temperature freezing, surface water flooding, or extreme wind-related events which could cause direct or indirect damage to Company's real property, plant, equipment or inventory assets or materially delay Company or Company-client's projects. Direct or indirect damage caused during adverse weather events may require unanticipated repairs, maintenance, and dislocation, all of which could increase costs for Company and reduce profitability or asset values. Even in the event insurance policies cover the event causing property damage or loss(es), the expense of any applicable deductible and the damage repair, loss of property use or loss of business may not be fully covered by insurance, and the value of Company's asset(s) will be reduced by any such loss(es). Company may be required to expend funds to remedy damage to real property, delay or increase cost of development or construction, possibly abandon real property or lose a material quality of client business. Adverse weather events could result in a material adverse effect on the Company's business, operating results and financial condition.

Loss of or sudden changes in Property utilities could cause damage and increase costs.

Company real property may experience short-term or long-term loss of utilities such as electric, natural gas, potable water, wastewater sewer and storm sewer systems. In the event there is a loss of electric or natural gas utilities during a sustained period of below-freezing temperatures, the loss of heating systems could cause direct or indirect damage to Company's real property, plant, equipment or inventory. Similarly, failure of a storm sewer system not owned or controlled during a high-rainfall event may cause flooding either in the vicinity of, on or inside a Company property thereby causing direct or indirect damage to the Company's real property, plant, equipment or inventory assets due to flooding that may not be covered by an insurance policy. Lastly, a sudden surge of electric voltage/current or increase in water pressure in excess of what existing property systems can accommodate, could cause material or irreparable damage to Company property, plant, equipment or products in inventory. Such direct or indirect damage may require unanticipated repairs, maintenance, or dislocation, all of which could increase costs for Company and reduce its profitability or impair its financial condition. Insurance policies may cover the event causing property, though the expense of any deductible and the damage repair or loss of property use is not fully covered by insurance, the value of Company's asset(s) may be reduced by any such loss(es) and require material expenditures to replace lost plant equipment. Loss or impairment of utilities could result in a material adverse effect on the Company's business, operating results and financial condition.

The Company may either own or lease vehicles utilized in its operations which will require compliance with multiple regulatory agencies, laws and codes.

The Company may create a commercial vehicle fleet consisting of either Company-owned or Company-leased vehicles used for a variety of business activities including product sales, maintenance and delivery. Operation and maintenance of Company vehicles requires compliance with an extensive array of federal, state and local regulations ranging from driver qualification and training, vehicle maintenance and inspection, and insurance requirements. These regulations are applicable whether the Company owns or leases the vehicles from manufactures or third-party leasing agencies. Violation of existing or future vehicle-related laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance or condition of the Company.

Operation of a Company's vehicle fleet may in some events cause financial losses.

Company vehicles are at risk of being involved in vehicle collisions or the victims of theft or vandalism. Vehicle collisions can occur be between vehicles, structures and persons and causes include adverse weather, poor road conditions, traffic device malfunctions, driver mistakes, or vehicle malfunctions or any combination of these potential causes. Losses from vehicle collisions can include property damage, personal injury or both. Losses resulting from vehicle-related events may be uninsurable or not insurable to the full extent of the loss suffered and may further cause Company to be a party to litigation. The Company may require the expenditure of funds to cover deductibles and replacement vehicle prior to completion of the insurance claims process as well as litigation-related costs or financial damages. Company vehicles or cargo contained therein may be targeted for theft or vandalism leading to a potential material loss in addition to the damages to Company assets. Losses resulting from theft or vandalism events may also be uninsurable or not insurable to the full extent of the loss suffered to Company. Vehicle-related losses and financial damages may cause material adverse effect on the Company's business, operating results or financial condition.

Operation of a Company's vehicle fleet will incur maintenance and repair costs.

The Company may create a commercial vehicle fleet consisting of either Company-owned or Company-leased vehicles used in operations which will require regular maintenance activity and periodic repair. The costs to maintain a vehicle fleet is highly dependent upon the type and class of vehicle utilized by the Company as well as the accrued mileage and activity history. The Company does not own nor operate a commercial vehicle or fleet of vehicles at the time of this offering and cannot estimate maintenance or repair costs for an undefined vehicle fleet. Vehicle maintenance and repair can be outsourced to a third-party fleet manager to assist Company with vehicle maintenance and repair efforts. The reliability of commercial vehicles can be variable from manufacturer, model and sub-model and also between years of manufacture; therefore, Company cannot identify with any confidence the potential costs associated with maintaining and repairing a fleet of commercial vehicles. Vehicle-related maintenance and repair costs may cause material adverse effect on the Company's business, operating results or financial condition.

In the event a Company's product contains defects the potential effects of those defects could materially impact the business.

If a Company product contains a defect, whether caused by Company or an affiliated party, the effects to the Company derived from the defect could range from immaterial to severe in either economic cost or damage to Company reputation. Company will rely on various manufacturers and suppliers providing quality components and sub-assemblies for integration into Company products. Company will seek to obtain appropriate representations, indemnities and warranties from manufacturers and suppliers of components and sub-assemblies and even if Company has received indemnification, the resources of such manufacturer and supplier may not be adequate to fulfill its indemnity obligation to Company thereby exposing the Company solely to the liabilities associated with the defective product distributed by Company. Product-defect or product-liability insurance may not be available to the Company or may not be available on terms commercially reasonable to Company. Product-liability disputes between Company and customer, Company and supplier, or Company and third-party retailer or installer may result in litigation between the parties. Similarly, issuing a recall for defective products released into the marketplace can be both expensive and resource-consuming for the Company. Product recalls can help prevent litigation by adversely affected consumers, which can also be costly to defend and can negatively affect a Company's brand and reputation. In extreme examples, catastrophic losses can mount quickly, especially when litigation leads to substantial jury awards in product liability or personal injury cases, and potentially exceed Company's insurance coverage limits and resources. Product defects and their resultant liabilities may cause material adverse effect on the Company's business, operating results or financial condition.

In the event either the Company's product or services are defective any associated warranty costs could materially impact the business.

Offering a warranty or guarantee of services exposes the Company to claims, repairs, replacements, and administrative expenses arising from any warranty and guarantee policies. If a Company product contains a defect or provides suboptimal services, whether caused by the Company or an affiliated party, the effects to the Company derived from the defect or suboptimal service could range from immaterial to severe in either economic cost or damage to Company reputation. Company will rely on various manufacturers and suppliers providing quality components and sub-assemblies for integration into Company products or the provision of installation and maintenance services. Company will seek to obtain appropriate representations, indemnities and warranties from manufacturers and suppliers of components and sub-assemblies, and providers of installation and maintenance services. Even if Company has received indemnification, the resources of such manufacturer and supplier or service provider may not be adequate to fulfill its indemnity obligation to Company thereby exposing Company to the liabilities associated with warranty fulfillment. Insurance policies that would cover warranty-related expenses may not be available to the Company or may not be available on terms commercially reasonable to Company. Warranty-related disputes between Company and customer, Company and supplier, or Company and third-party retailer or installer may result in litigation between the parties. Warranty-related liabilities may cause material adverse effect on the Company's business, operating results or financial condition. Warranty-related liabilities may cause material adverse effect on the Company's business, operating results or financial condition.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

There are material financial risks to the Company if utilizing debt instruments for capital.

If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of owners of Common Stock of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

We may rely on various intellectual property rights, including additional future patents and future trademarks, in order to operate our business.

The Company relies on certain intellectual property rights (IP) that are owned or licensed from others to operate its business. The Company's licensed intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect the intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us or the intellectual property owner because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property and the intellectual property owner's effort to protect the intellectual property we license will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. Likewise, the protective steps taken by the intellectual property owner for intellectual property we license may be inadequate to deter our competitors from using that proprietary information. In order to protect or enforce our or the intellectual property owner's patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers.

Although we believe our current products, technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new products, services or technologies, our products, technology and processes may become obsolete. Our future success will depend in part on our ability to:

- fully develop and enhance our products and technology;
- develop and potentially license new product solutions and technologies that address the needs of our prospective customers; and
- respond to changes in industry standards and practices on a cost-effective and timely basis.

We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We may experience defects and system failures with respect to our hardware and technology solutions, which would harm our business and reputation and expose us to potential liability. Further, the technology solutions underlying our products and services may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we, or our customers, may experience difficulties in installing or integrating our technologies on platforms (such as iPhones and other smart phones) used by our customers. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:

- interruption of business operations;
- delay in market acceptance;
- additional development and remediation costs;
- diversion of technical and other resources; and
- loss of customers.

Competitors may develop and deploy superior technology and product offerings. We expect that current competition will intensify.

Barriers to entry are relatively minimal, and competitors can offer products and services at a relatively low cost. We must compete for a share of a set base of end-user customers. Several companies offer competitive solutions that compete with our products and services. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, our competitors may offer products or services that are superior to, or have greater market acceptance than, the products and solutions that we offer. If we are unable to compete successfully against our competitors and/or other products, we may fail.

The Company's success depends on the experience and skill of its managers and other key personnel.

In particular, we are dependent on our Officers, Managers, Principals and employees. The loss of the Officers, Managers, the Principals or any other key Company personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions they make on the behalf of the Company.

The Company's success depends on the experience, skill and cooperation of its corporate partners, distributors, contractors and suppliers.

We will be dependent on our corporate partners, distributors, contractors and suppliers. The loss of the corporate partners, distributors, contractors or suppliers that provide key components of our hardware systems or services associated with our products or services could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust the Company's corporate partners, contractors and suppliers to provide key components and services to the Company to enable the Company to develop, build and operate any existing and future Company products and services.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand and equipment are critical to our business and success and will be critical to our future success as we form and advise new markets. Any incident that erodes confidence in our brand, products or equipment could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Terrorist Attacks Or Other Acts Of Violence Or War May Affect The Industry In Which The Company Operates, The Company's Operations and Company's Profitability.

Terrorist attacks, acts of violence or war may harm the Company's results of operations and an Investor's investment. There can be no assurance that there will not be more terrorist attacks against the United States or U.S. businesses. These attacks or armed conflicts may directly or indirectly impact the ability of the Company to continue operating as a going concern or the value of the real or personal property the Company owns or that secure any loans. Losses resulting from these types of events may be uninsurable or not insurable to the full extent of the loss suffered. Moreover, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. These events could also result in economic uncertainty in the United States or abroad as well as profoundly affect the Company's potential and existing clients, if any. Adverse economic conditions resulting from terrorist activities or armed conflict could reduce demand for the Company's products and services due to the adverse effect on the general or regional economies, specific industries, geographic regions or companies which would thereby materially impair, or even potentially eliminate, Company business opportunities and the value of any Company's assets.

COVID-19 and Future Pandemics

In December 2019, the 2019 novel coronavirus ("Covid19") surfaced in Wuhan, China. The World Health Organization ("WHO") declared a global emergency on January 30, 2020, with respect to the outbreak and several countries, including the United States, initiated travel restrictions. On May 5, 2023, the WHO declared Covid19 is now an established and ongoing health issue which no longer constitutes a public health emergency. However, the final impacts of the outbreak, and economic consequences, are unknown and still evolving. The Covid19 health crisis adversely affected the U.S. and global economy, resulting in an economic downturn. A similar new pandemic occurrence could impact the Company's business plans. The future impact of the outbreak remains highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus or other rapidly transmitted viruses or diseases.


Risks Related to the Offering


There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Shares will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after twenty-one (21) calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least five (5) business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose either a portion of or their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which Investors can resell their Shares may not develop.

There is currently no public trading market for any Shares, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Shares at any price. Accordingly, you may have no liquidity for your Shares. Even if a public or private market does develop, the market price of the Shares could decline below the amount you paid for your Shares.

There may be state law restrictions on an Investor's ability to sell the Shares.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Shares. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Shares. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Shares have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Shares. Neither the Offering nor the Shares have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Shares will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Shares may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Shares. Because the Shares have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Shares for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Shares and we have arbitrarily set the price.

The Offering Price per Share was not established in a competitive market. We have arbitrarily set the price of the Shares with reference to the general status of the securities market and other relevant factors. The Offering price for the Shares should not be considered an indication of the actual value of the Shares and is not based on our net worth or prior earnings. We cannot guarantee that the Shares can be resold at the Offering price or at any other price. Investors Purchasing the Shares will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, one entity and one person beneficially own one hundred percent (100%) of the outstanding Common Stock of the Company. The entity is a Trust that owns eighty five percent (85%) of the outstanding Common Stock of the Company. These existing security holders, more specifically the Trust and the controlling trustee(s), may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These security holders may have Shares that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential additional investors or an acquiring entity are willing to pay for the Company. In addition, these security holders could use it voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Shares in this Offering may be significantly diluted as a consequence of subsequent financings.

The Shares offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Shares will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major Company milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company Shares.

We arbitrarily determined the price of the Shares and such price which may not reflect the actual market price for the Shares.

The Offering of Shares at one dollar ($1.00) per Share by us was determined arbitrarily. The Offering Price is not based on the book value of Company assets, our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Shares. The market price for the Shares, if any, may decline below the price at which the Shares are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise funding of up to $5,000,000 through the sale of up to 5,000,000 shares of Common Stock. The funding from this Offering will allow for expansion of Company manufacturing abilities, additional product research and development, and Company general business operations including focused marketing initiatives to increase brand awareness.

OWNERSHIP AND CAPITAL STRUCTURE

Principal Holders of Outstanding Securities

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Robert F. Strange Jr. Family Trust (1)	Common Stock	85,000,000	85	85
Gerald Ray	Common Stock	15,000,000	15	15
Total		100,000,000	100	100

(1) – President & CEO Robert F. Strange, Jr. is the sole Trustee and thereby directs or controls the voting of these securities; therefore, Mr. Strange beneficially owns these shares currently.

Classes of Securities of the Company

As of the date of this Offering, 100,000,000 shares of Common Stock were issued and outstanding in the Company. The Company has 200,000,000 authorized shares of Common Stock. The Company has not authorized the issuance of Preferred Shares. The Company has authorized and issued one (1) class of Common Stock.

The Company is offering an amount of $10,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of 5,000,000 shares of Common Stock at $1.00 per Share, par value $0.00001 per share (the "Shares") on a best efforts basis as described in this Form C (the "Offering").

Assuming Maximum Proceeds are raised, there will be 105,000,000 Shares of Common Stock issued in the Company with the Shares sold through this Offering equaling 4.76% ownership of issued Shares of Common Stock in the Company post-closing. The Shares sold are Shares of Common Stock that have standard voting rights within the Company.

Common Stock

Voting Rights: Except as otherwise provided by the Act or the Company's Articles of Incorporation, each holder of the Company's Common Stock is entitled to one (1) vote per share on all matters subject to vote of the Shareholders.

Dividends: Except as otherwise provided by the Act or the Company's Articles of Incorporation, dividends may be declared and paid on the Company's Common Stock at such times and in such amounts as the board of directors, in its discretion, shall determine.

Liquidation Preference: Except as otherwise provided by the Act or the Company's Articles of Incorporation, Company Common Stock shareholders are residual claimants and do not possess any liquidation preference superior or different from any other Company Common Stockholder.

The Company Common Stock proposed to be issued during this Offering rights will have equal rights.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company currently has not issued nor are there any outstanding convertible debentures, stock options or stock warrants that would in effect materially limit, dilute or qualify the rights of the Common Stock issued through this Offering. It is likely that the Company will attempt additional offerings in the future and whose shares will at minimum cause dilution to the then existing Company shareholders. It is unknown if any future offerings will include securities that have material differences or qualify the rights of then existing Company shareholders.

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company has one class of securities.

How could the exercise of rights held by the principal security holders identified in the Ownership Table above affect the purchasers of the securities being offered?

The existing principal security holders possess individual common share voting rights equal to the Common Shares being issued through this Offering and in the event of raising the Maximum Offering Amount, the existing principal shareholders would retain their respective position as majority common stock shareholders. As majority shareholders of the Company's common shares, the existing principal common stock shareholders possess the rights to make decisions over the minority holders during Company decisions requiring action and vote of the common stockholders. This majority shareholder status is also currently applicable to existing principal security holder the Robert F. Strange Jr. Family Trust as an individual entity.

With respect to Common Shares currently held by Robert F. Strange Jr. Family Trust, ten million (10,000,000) Common Shares are currently held without any transfer restrictions associated with them. The remaining seventy-five million (75,000,000) Common Shares are currently restricted from transfer. However every six (6) months beginning on January 1, 2025, an additional five million (5,000,000) Common Shares will have their restrictions automatically removed, will become unrestricted shares and therefore become transferrable by the shareholder until all seventy-five million (75,000,000) Common Shares are unrestricted. The total Robert F. Strange Jr. Family Trust Common Shares held in the amount of eighty-five million (85,000,000) will become unrestricted and available for transfer on or about January 1, 2032. Notwithstanding the foregoing, all restrictions will automatically be removed upon future sale of the Company.

With respect to Common Shares currently held by Gerald Ray, two million (2,000,000) Common Shares are currently held without any transfer restrictions associated with them. The remaining thirteen million (13,000,000) shares are currently restricted from transfer. However every six (6) months beginning on January 1, 2025, an additional one million (1,000,000) Common Shares will have their restrictions automatically removed, will become unrestricted shares and therefore become transferrable by the shareholder until all thirteen million (13,000,000) Common Shares are unrestricted. The total Gerald Ray Common Shares held in the amount of fifteen million (15,000,000) will become unrestricted and available for transfer on or about January 1, 2031. Notwithstanding the foregoing, all restrictions will automatically be removed upon future sale of the Company.

Due to the transferability restrictions on the Robert F. Strange Jr. Family Trust and Gerald Ray Common Shares being periodically removed, the Common Shares that are unrestricted in the future may be transferred to a third-party currently unknowable to any prospective purchaser of the Common Shares in this Offering. Investors in this Offering may become co-owners of the Company with unknown parties that may acquire material equity positions in the Company and thereafter be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These security holders may have common shares that are different from yours. These new shareholders may support proposals and actions with which you may disagree and a concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential additional investors or an acquiring entity are willing to pay for the Company. In addition, these shareholders could use it voting influence to change the Company's then existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

The offering price and terms for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Other Material Terms

The Company will not establish a sinking-fund nor does the Company have the right or obligation to repurchase the Securities. The Securities do not have a stated return, liquidation preference or any right of redemption.

Additional Issuance

Any additional issuance after the Regulation CF funding is over will dilute all the common and preferred shares. The Securities do not have a preemptive right to participate in any future offerings.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. The Company currently has no transactions with related persons.

Conflicts of Interest

The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered

The Securities being offered may not be transferred by any purchaser of such Securities during the one-year period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities

The Company will complete the transaction and deliver the Common Stock to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.


INDEBTEDNESS


The Company possesses accounts payable in the amount of one thousand sixty-four dollars ($1,064) to a related-party for the costs associated with the incorporation of the Company. There exists no additional indebtedness to any other party at the time of this Offering.

Does the Company have operating history: ☐ Yes ☒ No

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Cascade Air Conditioning, Inc. is the successor in interest to the intellectual property of the "Cascade Energy Save System" invented and developed into a commercially viable HVAC product by Gerard Ray and his father Robert Ray (the "Ray Team"). Previously the Ray Team manufactured a limited production run of approximately eight hundred (800) Cascade Energy Saver System (CESS) units where they successfully proved the extraordinary energy savings attributes of the product operating in the field. Currently Cascade Air Conditioning, Inc. as a successor in interest to the CESS design has no operations, however it is the goal of the Company to use the intellectual property of the CESS to take the product into mass production utilizing modern manufacturing techniques using the infusion of capital from this current Offering. Cascade Air Conditioning, Inc. will use approximately thirty percent (30%) of the capital raised in this Offering for capital expenditures, and approximately four percent (4%) of the capital raised for further research and development to make refinements to the product and the remaining funds as working capital for Company operations. Proceeds from this Offering constitute the entirety of the future liquidity of the Company. It is anticipated that the proceeds of the Offering will be more than sufficient to take the Company past the point of positive cash flows from future operations.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Total Proceeds		$ 10,000		$ 5,000,000
Intermediary Fees*	3.0%	$ 300	3.0%	$ 150,000
Net Proceeds		$ 9,700		$ 4,850,000
Accounting & Legal	7.0%	$ 700	0.2%	$ 10,000
Capital Expenditures	0%	$ 0	30.0%	$ 1,500,000
Research & Development	0%	$ 0	4.0%	$ 200,000
Operations	90.0%	$ 9,000	62.8%	$ 3,140,000
Total Use of Net Proceeds		$ 9,700		$ 4,850,000

*Intermediary (Rialto) shall take a three percent (3%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company did make use of a written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within thirty (30) days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206. The written communication utilized in Company testing the waters activity is included as Exhibit E.

The Company will complete the transaction and deliver Securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until forty-eight (48) hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A
FINANCIALS

CASCADE AIR CONDITIONING, INC.

Financial Statements

December 31, 2023

(With Independent Auditors' Report Thereon)

CASCADE AIR CONDITIONING, INC.

Table of Contents



Independent Auditor's Report

To the Shareholders of

Cascade Air Conditioning, Inc.

Opinion

We have audited the accompanying financial statements of **Cascade Air Conditioning, Inc.** (the "Company"), which comprise the balance sheet as of December 31, 2023, and the related statements of operations, changes in shareholders' deficit, and cash flow for the period from May 14, 2023 (inception) to December 31, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the related statements of operations, changes in shareholders' deficit, and cash flow for the period from May 14, 2023 (inception) to December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements include no assets or equity. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Tampa, Florida

August 15, 2024

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

CASCADE AIR CONDITIONING, INC.
BALANCE SHEET

	December 31, 2023
ASSETS	
CURRENT ASSETS	
Cash	$ 51
TOTAL CURRENT ASSETS	51
TOTAL ASSETS	$ 51
LIABILITIES AND STOCKHOLDERS' DEFICIT	
CURRENT LIABILITIES	
Related Party Accounts payable	1,064
TOTAL CURRENT LIABILITIES	$ 1,064
TOTAL LIABILITIES	$ 1,064
STOCKHOLDERS' DEFICIT	
Common stock, $0.00001 par value, 200,000,000 shares authorized, 100,000,000 shares issued and outstanding as of December 31, 2023	1,000
Additional paid-in capital	51
Subscription receivable	(1,000)
Accumulated deficit	(1,064)
TOTAL STOCKHOLDERS' DEFICIT	(1,013)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 51

CASCADE AIR CONDITIONING, INC.
STATEMENT OF OPERATIONS

	Inception to December 31, 2023
REVENUES	$ -
OPERATING EXPENSES	
General and administrative	1,064
Total Operating Expenses	1,064
LOSS FROM OPERATIONS	(1,064)
Loss from operations before income taxes	(1,064)
INCOME TAXES	-
NET LOSS	$ (1,064)

CASCADE AIR CONDITIONING, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT

	Common Stock		Subscription receivable	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Par Value				
Balance, May 14, 2023	- $	-	$ -	$ -	$ -	$ -
Owner Contribution			-	51		51
Issuance of common stock	100,000,000	1,000	(1,000)	-	-	(1,000)
Net loss from inception to December 31, 2023	-	-		-	(1,064)	(1,064)
Balance, December 31, 2023	100,000,000	$1,000	$ (1,000)	$ 51	$ (1,064)	$ (1,013)

5

CASCADE AIR CONDITIONING, INC.
STATEMENT OF CASH FLOWS

	Inception to December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (1,064)
Net cash provided by operating activities	(1,064)
CASH FLOWS FROM FINANCING ACTIVITIES	
Owners Contribution	51
Increase in related party accounts payable	1,064
Net cash provided by financing activities	1,115
NET INCREASE (DECREASE) IN CASH	51
CASH - Beginning of period	-
CASH - End of period	$ 51
SUPPLEMENTAL NON-CASH FLOW DISCLOSURES:	
Sale of Common Stock via Subscription Receivable	$ 1,000

CASCADE AIR CONDITIONING, INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2023

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Cascade Air Conditioning, Inc. (hereinafter the "Company", "we", "our"), was incorporated in Texas on May 14, 2023. The Company is currently engaged in manufacturing and installing extremely high efficiency Heating, Air Conditioning and Ventilating ("HVAC") products having the lowest possible energy consumption compared to any similar line of products. The Cascade line of products are of our own proprietary design and have been developed over the last thirty years and tested in several hundred installations. We provide these products to the residential and light commercial HVAC markets with our product sales and installations being primarily in buildings used for single family and multi-family residential and retail and office purpose structures.

Organizational and Offering Costs

Organizational and offering costs of the Company are initially being paid by private placement capital raise. These organizational and offering costs include all expenses to be paid by the Company in connection with the incorporation of the Company, and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants' and attorneys' fees.

NOTE 2 – GOING CONCERN

For the year ended December 31, 2023, the Company incurred a loss from its continuing operations of $1,064. As of December 31, 2023, the Company's accumulated deficit is $1,064 and has cash of $51. As of December 31, 2023, the Company's has negative working capital of $1,013. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company intends to file an initial offering (the "offering") statement on Form C with the Securities and Exchange Commission ("SEC") to raise up to $5 million by the issuance of common stock at an initial price of $1 per share. It has not begun operations to generate revenues. There is no guarantee whether the Company will be able to generate revenue and/or raise capital sufficient to support its continuing operations. The ability of the Company to continue as a going concern is dependent on management's plans which include implementation of its business model and the raise of funds. There is no assurance, however, that the Company will be successful in raising the needed capital and, if funding is available, that it will be available on terms acceptable to the Company. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America or ("U.S. GAAP") as found in the Accounting Standards Codification ("ASC"), the Accounting Standards Update("ASU") of the Financial Accounting Standards Board ("FASB") and are expressed in US Dollars. For the purposes of presentation, the financial statements presented as of December 31, 2023 include operations from the Companys' incorporation dated May 14, 2023.

Significant accounting policies applicable to the Company are summarized as follows:

<u>Cash and Cash Equivalents</u>

The Company considers cash, short-term deposits, and other investments with original maturities of three months or less to be cash and cash equivalents for the purposes of the statement of cash flows. The Company maintains cash balances at one national financial institution and has experienced no losses with respect to amounts on deposit. Any loss incurred or a lack of access to such funds above the FDIC limit could have a significant adverse impact on the Company's financial condition, results of operations and cash flows. The Company held no cash equivalents as of December 31, 2023.

<u>Concentration of Risk</u>

The Company expects cash to be the asset most likely to subject the Company to concentrations of credit risk. The Company's bank deposits may at times exceed federally insured limits. The Company's policy is to maintain its cash with high credit quality financial institutions to limit its risk of loss exposure. The Company's cash balance as of December 31, 2023 is not in excess of FDIC limits.

<u>Income Taxes</u>

Income taxes are accounted for under the asset and liability method as stipulated by FASB ASC 740, "*Income Taxes*" ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities or a change in tax rate is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced to estimated amounts to be realized by the use of a valuation allowance. A valuation allowance is applied when in management's view it is more likely than not (50%) that such deferred tax will not be utilized.

In the event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax positions would be recorded if the Company determined it is probable that a position would not be sustained upon examination or if payment would have to be made to a taxing authority and the amount is reasonably estimated. As of December 31, 2023, the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities. Interest and penalties related to any unrecognized tax benefits is recognized in the unaudited financial statements as a component of income taxes.

Basic and Diluted Loss Per Share

Net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period plus any potentially dilutive shares related to the issuance of stock options, shares from the issuance of stock warrants, shares issued from the conversion of convertible preferred stock and shares issued for the conversion of convertible debt. As of December 31, 2023, there were no potentially dilutive securities.

Significant Estimates

U.S. Generally Accepted Accounting Principles ("GAAP") requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited financial statements, the reported amounts of revenues and expenses, cash flows and the related footnote disclosures during the period. On an on-going basis, the Company reviews and evaluates its estimates and assumptions, including, but not limited to, those that relate to the fair value of stock-based compensation, and a valuation allowance on deferred tax assets. Actual results could differ from these estimates.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on its unaudited financial statements. Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company's future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its financial statements.

Fair Value of Financial Instruments

In accordance with ASC 820 'Fair Value Measurement" the Company categorizes financial instruments in a 'fair value hierarchy'. The hierarchy categorizes the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The following are the three categories related to the fair value measurement of such assets or liabilities:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date, it holds a position in a single asset or liability and the asset or liability is traded in an active market.

- Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs are derived principally from or corroborated by observable market data by correlation or other means ('market-corroborated inputs').

- Level 3 inputs are unobservable for the asset or liability. An entity develops unobservable inputs using the best information available in the circumstances, which might include the entity's own data, taking into account all information about market participant assumptions that is reasonably available.

The Company has no financial instruments requiring hierarchy classification and disclosure.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be a defendant in pending or threatened legal proceedings arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

NOTE 5 – RELATED PARTY ACCOUNTS PAYABLE

The Company's related party of Cascade Air Conditioning LLC paid $1,064 for incorporation expenses for the incorporation of the Company.

NOTE 6 – EQUITY

The Company has 200,000,000 shares of $0.00001 par value common stock, authorized.

Common Stock

During the period from inception to December 31, 2023, the Company issued shares of common stock as follows:

The Company issued 85,000,000 shares of common stock at $0.0001 per share for a total of $850 in a signed promissory note receivable.

The Company issued 15,000,000 shares of common stock at $0.0001 per share for a total of $150 in a signed promissory note receivable.

NOTE 7 – INCOME TAXES

The following table reconciles the income tax benefit at the U.S. Federal statutory income tax rates to income tax benefit at the Company's effective tax rates at December 31, 2023:

	2023
Income (loss) before taxes	$ -
Statutory tax rate	21%
Expected income tax expense (recovery)	-
Change in valuation allowance	-
Income tax expense (recovery)	$ -

Deferred taxes reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes. Deferred tax assets (liabilities) at December 31, 2023 are comprised of the following:

	2023
Net operating loss carry-forward	$ -
Net deferred tax assets	-
Valuation allowance	-
Total net deferred tax asset	$ -

The Company has no net operating loss carry forwards. Any future operating losses may have a portion of which may be carried forward unlimited years to apply against future taxable income for US tax purposes, subject to the final determination by the taxation authority, expiring in the following years. Future tax assets have not been recognized because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

NOTE 8 – SUBSEQUENT EVENTS

Management has assessed subsequent events through August 14, 2024, the date on which the financial statements were available to be issued and no subsequent events were noted.

EXHIBIT B
SUBSCRIPTION DOCUMENT

SUBSCRIPTION AGREEMENT

To the Undersigned Purchaser, please review and execute the following:

Cascade Air Conditioning, Inc., a Texas corporation (the "Company"), hereby agrees with you (in the case of a subscription for the account of one or more trusts or other entities, "you" or "your" shall refer to the trustee, fiduciary or representative making the investment decision and executing this Subscription Agreement (this "Agreement"), or the trust or other entity, or both, as appropriate) as follows:

1)   Sale and Purchase of Common Stock (the "Common Stock"). The Company has been formed under the laws of the State of Texas and is governed by bylaws in the form attached hereto as an Exhibit to the Form C Offering Memorandum, as the same may be modified in accordance with the terms of any amendment thereto (the "Bylaws"). Capitalized terms used herein without definition have the meanings set forth in the Form C Offering Memorandum and Bylaws.

Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of the respective parties contained herein:

- the Company and Rialto Markets LLC, the Company's approved broker dealer (the "Intermediary"), agree to sell to you, and you irrevocably subscribe for and agree to purchase from the Company, an equity interest as a shareholder (a "Shareholder") in the Company (a "Common Stock" or a "Share"); and

- the Company, its board of directors (the "Board") and the Intermediary agree that you shall be registered as a Shareholder, upon the terms and conditions, and in consideration of your agreement to be bound by the terms and provisions of the Bylaws and this Agreement, with an investment amount equal to the amount set forth opposite your signature at the end of this Agreement (the "Investment").

Subject to the terms and conditions hereof and of the Bylaws, your obligation to subscribe and pay for your Shares shall be complete and binding upon the execution and delivery of this Agreement.

2)   Other Subscriptions. The Company may enter into separate but substantially identical subscription agreements (the "Other Subscription Agreements" and, together with this Agreement, the "Subscription Agreements") with other purchasers (the "Other Purchasers"), providing for the sale to the Other Purchasers of Shares and the registration of the Other Purchasers as Shareholders. This Agreement and the Other Subscription Agreements are separate agreements, and the sales of Shares to you and the Other Purchasers are to be separate sales.

3)   Closing. The closing (the "Closing") of the sale to you and your subscription for and purchase by you of the Shares, and your registration as a Shareholder shall take place at the discretion of the Board. At the Closing, and upon satisfaction of the conditions set out in this Agreement, the Board will list you as a Shareholder in the Company's Stock Register Book.

4) **Conditions Precedent to Your Obligations.**

a) The Conditions Precedent. Your obligation to subscribe for your Shares and be registered as a Shareholder at the Closing is subject to the fulfillment (or waiver by you), prior to or at the time of the Closing, of the following conditions:

i) Bylaws. The Bylaws shall have been duly authorized, executed and delivered by or on behalf of the Board. Each Other Purchaser that is to be registered as a Shareholder as of the Closing shall have duly authorized, executed and delivered a counterpart of the Bylaws or authorized its execution and delivery on its behalf. The Bylaws shall be in full force and effect.

ii) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects when made and at the time of the Closing, except as affected by the consummation of the transactions contemplated by this Agreement or the Bylaws.

iii) Performance. The Company shall have duly performed and complied in all material respects with all agreements and conditions contained in this Agreement required to be performed or complied with by it prior to or at the Closing.

iv) Legal Investment. On the Closing Date your subscription hereunder shall be permitted by the laws and regulations applicable to you.

b) Nonfulfillment of Conditions. If at the Closing any of the conditions specified shall not have been fulfilled, you shall, at your election, be relieved of all further obligations under this Agreement and the Bylaws, without thereby waiving any other rights you may have by reason of such nonfulfillment. If you elect to be relieved of your obligations under this Agreement pursuant to the foregoing sentence, the Bylaws shall be null and void as to you and the power of attorney contained herein shall be used only to carry out and effect the actions required by this sentence, and the Company shall take, or cause to be taken, all steps necessary to nullify the Bylaws as to you.

5) **Conditions Precedent to the Company's Obligations.**

a) The Conditions Precedent. The obligations of the Company and the Board to issue to you the Shares and to register you as a Shareholder at the Closing shall be subject to the fulfillment (or waiver by the Company) prior to or at the time of the Closing, of the following conditions:

i) Bylaws. Any filing with respect to the formation of the Company required by the laws of the State of Texas shall have been duly filed in such place or places as are required by such laws. A counterpart of the Bylaws shall have been duly authorized, executed and delivered by or on behalf of you and each of such Other Purchasers. The Bylaws shall be in full force and effect.

ii) Representations and Warranties. The representations and warranties made by you shall be true and correct when made and at the time of the Closing.

iii) Performance. You shall have duly performed and complied with all agreements and conditions contained in this Agreement required to be performed or complied with by you prior to or at the time of the Closing.

b) Nonfulfillment of Conditions. If at the Closing any of the conditions specified shall not have been fulfilled, the Company shall, at the Board's election, be relieved of all further obligations under this Agreement and the Bylaws, without thereby waiving any other rights it may have by reason of such nonfulfillment. If the Board elects for the Company to be relieved of its obligations under this Agreement pursuant to the foregoing sentence, the Bylaws shall be null and void as to you and the power of attorney contained herein shall be used only to carry out and effect the actions required by this sentence, and the Company shall take, or cause to be taken, all steps necessary to nullify the Bylaws as to you.

6)   **Representations and Warranties of the Company.**

a) The Representations and Warranties. The Company represents and warrants that:

i)   Formation and Standing. The Company is duly formed and validly existing as a corporation under the laws of the State of Texas and, subject to applicable law, has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted as described in the Form C Offering Memorandum relating to the private offering of Common Stock by the Company (together with any amendments and supplements thereto, the "Offering Memorandum"). The Board has all requisite corporation power and authority to act as management of the Company and to carry out the terms of this Agreement and the Bylaws applicable to it.

ii)   Authorization of Agreement. The execution and delivery of this Agreement has been authorized by all necessary action on behalf of the Company and this Agreement is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. The execution and delivery by the Board of the Bylaws has been authorized by all necessary action on behalf of the Board and the Bylaws are legal and valid.

iii)   Compliance with Laws and Other Instruments. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in any violation of or default under any provision of the Bylaws, or any agreement or other instrument to which the Company is a party or by which it or any of its properties is bound, or any permit, franchise, judgment, decree, statute, order, rule or regulation applicable to the Company or its business or properties. The execution and delivery of the Bylaws and the consummation of the transactions contemplated thereby will not conflict with or result in any violation of or default under any provision of the Bylaws, or any agreement or instrument to which the Company is a party or by which it or any of its properties is bound, or any permit, franchise, judgment, decree, statute, order, rule or regulation applicable to the Board or its businesses or properties.

iv)   Offer of Common Stock. Neither the Company nor anyone acting on its behalf has taken any action that would subject the issuance and sale of the Shares to the registration requirements of the Securities Act of 1933, as amended (the "Securities Act").

v)   Investment Company Act. The Company is not required to register as an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Board is not required to register as an "investment adviser" under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

vi)   Company Litigation. Prior to the date hereof, there is no action, proceeding or investigation pending or, to the knowledge of the Board or the Company, threatened against the Company.

vii)   Disclosure. The Offering Memorandum, when read in conjunction with this Agreement and the Bylaws, does not as of the date hereof contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

b) Survival of Representations and Warranties. All representations and warranties made by the Company shall survive the execution and delivery of this Agreement, any investigation at any time made by you or on your behalf and the issue and sale of Common Stock.

7) **Representations and Warranties of the Purchaser.**

a) The Representations and Warranties. You represent and warrant to the Board, the Company and each other Person that is, or in the future becomes, a Shareholder that each of the following statements is true and correct as of the Closing Date:

i) Accuracy of Information. All of the information provided by you to the Company and the Board is true, correct and complete in all respects. Any other information you have provided to the Board or the Company about you is correct and complete as of the date of this Agreement and at the time of Closing.

ii) Offering Memorandum; Advice. You have either consulted your own investment adviser, attorney or accountant about the investment and proposed purchase of the Common Stock and its suitability to you, or chosen not to do so, despite the recommendation of that course of action by the Board and Company. Any special acknowledgment set forth below with respect to any statement contained in the Offering Memorandum shall not be deemed to limit the generality of this representation and warranty.

iii) Offering Memorandum; Review and Understanding. You have received a copy of the Offering Memorandum and the form of the Bylaws and you understand the risks of, and other considerations relating to, a purchase of Common Stock, including the risks set forth under the caption "Risk Factors" in the Offering Memorandum. You have been given access to, and prior to the execution of this Agreement you were provided with an opportunity to ask questions of, and receive answers from, the Board concerning the terms and conditions of the offering of Common Stock, and to obtain any other information which you and your investment representative and professional advisors requested with respect to the Company and your investment in the Company in order to evaluate your investment and verify the accuracy of all information furnished to you regarding the Company. All such questions, if asked, were answered satisfactorily and all information or documents provided were found to be satisfactory.

iv) Investment Representation and Warranty. You are acquiring your Common Stock for your own account or for one or more separate accounts maintained by you or for the account of one or more pension or trust funds of which you are trustee as to which you are the sole qualified professional asset manager within the meaning of Prohibited Transaction Exemption 84-14 (a "QPAM") for the assets being contributed hereunder, in each case not with a view to or for sale in connection with any distribution of all or any part of such Interest. You hereby agree that you will not, directly or indirectly, assign, transfer, offer, sell, pledge, hypothecate or otherwise dispose of all or any part of Common Stock (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of all or any part of the Common Stock) except in accordance with the registration provisions of the Securities Act or an exemption from such registration provisions, with any applicable state or other securities laws, and with the terms of the Bylaws. If you are purchasing for the account of one or more pension or trust funds, you represent that (except to the extent you have otherwise advised the Company in writing prior to the date hereof) you are acting as sole trustee or sole QPAM for the assets being contributed hereunder and have sole investment discretion with respect to the acquisition of the Common Stock to be purchased by you pursuant to this Agreement, and the determination and decision on your behalf to purchase such Common Stock for such pension or trust funds is being made by the same individual or group of individuals who customarily pass on such investments, so that your decision as to purchases for all such funds is the result of such study and conclusion.

v)   Representation of Investment Experience and Ability to Bear Risk. You (1) are knowledgeable and experienced with respect to the financial, tax and business aspects of the ownership of the Common Stock and of the business contemplated by the Company and are capable of evaluating the risks and merits of purchasing the Common Stock and, in making a decision to proceed with this investment, have not relied upon any representations, warranties or agreements, other than those set forth in this Agreement, the Offering Memorandum and the Bylaws, if any; and (2) can bear the economic risk of an investment in the Company for an indefinite period of time, and can afford to suffer the complete loss thereof.

vi)   Accredited Investor. You are an "Accredited" investor within the meaning of Section 501 of Regulation D promulgated under the Securities Act.

vii)   No Investment Company Issues. If you are an entity, (1) you were not formed, and are not being utilized, primarily for the purpose of making an investment in the Company and (2) either (A) all of your outstanding securities (other than short-term paper) are beneficially owned by one Person, (B) you are not an investment company under the Investment Company Act or a "private investment company" that avoids registration and regulation under the Investment Company Act based on the exclusion provided by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, or (C) you have delivered to the Board a representation and covenant as to certain matters under the Investment Company Act satisfactory to the Board.

viii)   Certain ERISA Matters. You represent that:

(1) except as described in a letter to the Board dated at least five (5) days prior to the date hereof, no part of the funds used by you to acquire the Common Stock constitutes assets of any "employee benefit plan" within the meaning of Section 3(3) of ERISA, either directly or indirectly through one or more entities whose underlying assets include plan assets by reason of a plan's investment in such entities (including insurance company separate accounts, insurance company general accounts or bank collective investment funds, in which any such employee benefit plan (or its related trust) has any interest); or

(2) if Common Stock is being acquired by or on behalf of any such plan (any such purchaser being referred to herein as an "ERISA Shareholder"), (A) such acquisition has been duly authorized in accordance with the governing holding of the Common Stock do not and will not constitute a "non-exempt prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (i.e., a transaction that is not subject to an exemption contained in ERISA or in the rules and regulations adopted by the U.S. Department of Labor (the "DOL") thereunder). The foregoing representation shall be based on a list of the Other Purchasers to be provided by the Board to each ERISA Shareholder prior to the Closing. You acknowledge that the Board of the Company, is not registered as an "investment adviser" under the Investment Advisers Act and that as a Shareholder you will have no right to withdraw from the Company except as specifically provided in the Bylaws. If, in the good faith judgment of the Board, the assets of the Company would be "plan assets" (as defined in DOL Reg. § 2510.3-101 promulgated under ERISA, as it may be amended from time to time) of an employee benefit plan (assuming that the Company conducts its business in accordance with the terms and conditions of the Bylaws and as described in the Offering Memorandum), then the Company and each ERISA Shareholder will use their respective best efforts to take appropriate steps to avoid the Board's becoming a "fiduciary" (as defined in ERISA) as a result of the operation of such regulations. These steps may include (x) selling your Interest (if you are an ERISA Shareholder) to a third party which is not an employee benefit plan, or (y) making any appropriate applications to the DOL, but the Board shall not be required to register as an "investment adviser" under the Advisers Act.

(a)   If you are an ERISA Shareholder, you further understand, agree and acknowledge that your allocable share of income from the Company may constitute "unrelated business taxable income" ("UBTI") within the meaning of section 512(a) of the Code and be subject to the tax imposed by section 511(a)(1) of the Code. You further understand, agree and acknowledge that the Company neither makes nor has made any representation to it as to the character of items of income (as UBTI or otherwise) allocated (or to be allocated) to its shareholder (including ERISA Shareholders) for federal, state, or local income tax purposes. You (prior to becoming a shareholder of the Company) have had the opportunity to consider and discuss the effect of your receipt of UBTI with independent tax counsel of your choosing, and upon becoming a shareholder of the Company voluntarily assume the income tax and other consequences resulting from the treatment of any item of the Company's income allocated to you as UBTI. The Company shall not be restricted or limited in any way, or to any degree, from engaging in any business, trade, loan, or investment that generates or results in the allocation of UBTI to you or any other ERISA Shareholder, nor shall the Company have any duty or obligation not to allocate UBTI to you or any other ERISA Shareholder. You hereby release the Company and all of its other shareholders from any and all claims, damages, liability, losses, or taxes resulting from the allocation to you by the Company of UBTI.

ix)   Suitability. You have evaluated the risks involved in investing in the Common Stock and have determined that the Common Stock is a suitable investment for you. Specifically, the aggregate amount of the investments you have in, and your commitments to, all similar investments that are illiquid is reasonable in relation to your net worth, both before and after the subscription for and purchase of the Common Stock pursuant to this Agreement.

x)   Transfers and Transferability. You understand and acknowledge that the Common Stock has not been registered under the Securities Act or any state securities laws and are being offered and sold in reliance upon exemptions provided in the Securities Act and state securities laws for transactions not involving any public offering and, therefore, cannot be resold or transferred unless they are subsequently registered under the Securities Act and such applicable state securities laws or unless an exemption from such registration is available. You also understand that the Company does not have any obligation or intention to register the Common Stock for sale under the Securities Act, any state securities laws or of supplying the information which may be necessary to enable you to sell the Common Stock; and that you have no right to require the registration of the Common Stock under the Securities Act, any state securities laws or other applicable securities regulations. You also understand that sales or transfers of Common Stock are further restricted by the provisions of the Bylaws.

(1) You represent and warrant further that you have no contract, understanding, agreement or arrangement with any person to sell or transfer or pledge to such person or anyone else any of the Common Stock for which you hereby subscribe (in whole or in part); and you represent and warrant that you have no present plans to enter into any such contract, undertaking, agreement or arrangement.

(2) You understand that the Common Stock cannot be sold or transferred without the prior written consent of the Board, which consent may be withheld in its sole and absolute discretion and which consent will be withheld if any such transfer could cause the Company to become subject to regulation under federal law as an investment company or would subject the Company to adverse tax consequences.

(3) You understand that there is no public market for the Common Stock; any disposition of the Common Stock may result in unfavorable tax consequences to you.

(4) You are aware and acknowledge that, because of the substantial restrictions on the transferability of the Common Stock, it may not be possible for you to liquidate your investment in the Company readily, even in the case of an emergency.

xi)   Residence. You maintain your domicile at the address shown in the signature page of this Subscription Agreement and you are not merely transient or temporarily resident there.

xii)   Publicly-Traded Company. By the purchase of the Common Stock in the Company, you represent to the Board and the Company that (1) you have neither acquired nor will you transfer or assign any Common Stock you purchase (or any interest therein) or cause any such Common Stock (or any interest therein) to be marketed on or through an "established securities market" or a "secondary market" (or the substantial equivalent thereof) within the meaning of Section 7704(b)(1) of the Code, including, without limitation, an over the-counter-market or an interdealer quotation, system that regularly disseminates firm buy or sell quotations; and (2) you either (i) are not, and will not become, a partnership, Subchapter S corporation, or grantor trust for U.S. Federal income tax purposes, or (ii) are such an entity, but none of the direct or indirect beneficial owners of any of the Common Stock in such entity have allowed or caused, or will allow or cause, eighty percent (80%) or more (or such other percentage as the Board may establish) of the value of such Common Stock to be attributed to your ownership of Common Stock in the Company. Further, you agree that if you determine to transfer or assign any of your Common Stock pursuant to the provisions of the Bylaws you will cause your proposed transferee to agree to the transfer restrictions set forth therein and to make the representations set forth in (1) and (2) above.

xiii)   Awareness of Risks; Taxes. You represent and warrant that you are aware (1) that the Company has limited operating history; (2) that the Common Stock involve a substantial degree of risk of loss of its entire investment and that there is no assurance of any income from your investment; and (3) that any federal and/or state income tax benefits which may be available to you may be lost through the adoption of new laws or regulations, to changes to existing laws and regulations and to changes in the interpretation of existing laws and regulations. You further represent that you are relying solely on your own conclusions or the advice of your own counsel or investment representative with respect to tax aspects of any investment in the Company.

xiv)   Capacity to Contract. If you are an individual, you represent that you are over twenty-one (21) years of age and have the capacity to execute, deliver and perform this Subscription Agreement and the Bylaws. If you are not an individual, you represent and warrant that you are a corporation, partnership, association, joint stock company, trust or unincorporated organization, and were not formed for the specific purpose of acquiring the Common Stock.

xv)   Power, Authority; Valid Agreement. (1) You have all requisite power and authority to execute, deliver and perform your obligations under this Agreement and the Bylaws and to subscribe for and purchase or otherwise acquire your Common Stock; (2) your execution of this Agreement and the Bylaws has been authorized by all necessary corporate or other action on your behalf; and (3) this Agreement and the Bylaws are each valid, binding and enforceable against you in accordance with their respective terms.

xvi)   No Conflict: No Violation. The execution and delivery of this Agreement and the Bylaws by you and the performance of your duties and obligations hereunder and thereunder (1) do not and will not result in a breach of any of the terms, conditions or provisions of, or constitute a default under (A) any charter, bylaws, trust agreement, partnership agreement or other governing instrument applicable to you, (B) (i) any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness, or any lease or other agreement or understanding, or (ii) any license, permit, franchise or certificate, in either case to which you or any of your Affiliates is a party or by which you or any of them is bound or to which your or any of their properties are subject; (2) do not require any authorization or approval under or pursuant to any of the foregoing; or (3) do not violate any statute, regulation, law, order, writ, injunction or decree to which you or any of your Affiliates is subject.

xvii)   No Default. You are not (1) in default (nor has any event occurred which with notice, lapse of time, or both, would constitute a default) in the performance of any obligation, agreement or condition contained in (A) this Agreement or the Bylaws, (B) any provision of any charter, bylaws, trust agreement, partnership agreement or other governing instrument applicable to you, (C) (i) any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness or any lease or other agreement or understanding, or (ii) any license, permit, franchise or certificate, in either case to which you or any of your Affiliates is a party or by which you or any of them is bound or to which your or any of their properties are subject, or (2) in violation of any statute, regulation, law, order, writ, injunction, judgment or decree applicable to you or any of your Affiliates.

xviii) No Litigation. There is no litigation, investigation or other proceeding pending or, to your knowledge, threatened against you or any of your Affiliates which, if adversely determined, would adversely affect your business or financial condition or your ability to perform your obligations under this Agreement or the Bylaws.

xix)   Consents. No consent, approval or authorization of, or filing, registration or qualification with, any court or Governmental Authority on your part is required for the execution and delivery of this Agreement or the Bylaws by you or the performance of your obligations and duties hereunder or thereunder.

b) Survival of Representations and Warranties. All representations and warranties made by you in Section 7 of this Agreement shall survive the execution and delivery of this Agreement, as well as any investigation at any time made by or on behalf of the Company and the issue and sale of the Common Stock.

c) Reliance. You acknowledge that your representations, warranties, acknowledgments and agreements in this Agreement will be relied upon by the Company in determining your suitability as a purchaser of the Common Stock.

d) Further Assurances. You agree to provide, if requested, any additional information that may be requested or required to determine your eligibility to purchase the Common Stock.

e) Indemnification. You hereby agree to indemnify the Company and any Affiliates and to hold each of them harmless from and against any loss, damage, liability, cost or expense, including reasonable attorney's fees (collectively, a "Loss") due to or arising out of a breach or representation, warranty or agreement by you, whether contained in this Subscription Agreement (including the Suitability Statements) or any other document provided by you to the Company in connection with your investment in the Common Stock. You hereby agree to indemnify the Company and any Affiliates and to hold them harmless against all Loss arising out of the sale or distribution of the Common Stock by you in violation of the Securities Act or other applicable law or any misrepresentation or breach by you with respect to the matters set forth in this Agreement. In addition, you agree to indemnify the Company and any Affiliates and to hold such Persons harmless from and against, any and all Loss, to which they may be put or which they may reasonably incur or sustain by reason of or in connection with any misrepresentation made by you with respect to the matters about which representations and warranties are required by the terms of this Agreement, or any breach of any such warranty or any failure to fulfill any covenants or agreements set forth herein or included in and as defined in the Offering Memorandum. Notwithstanding any provision of this Agreement, you do not waive any right granted to you under any applicable state securities law.

8)   Certain Agreements and Acknowledgments of the Purchaser.

a) Agreements. You understand, agree and acknowledge that:

i)   Acceptance. Your subscription for the Common Stock contained in this Agreement may be accepted or rejected, in whole or in part, by the Board in its sole and absolute discretion. No subscription shall be accepted or deemed to be accepted until you have been registered as a Shareholder in the Company on the Closing Date; such admission shall be deemed an acceptance of this Agreement by the Company and the Board for all purposes.

ii)   Irrevocability. Except as provided and under applicable state securities laws, this subscription is and shall be irrevocable, except that you shall have no obligations hereunder if this subscription is rejected for any reason, or if this offering is canceled for any reason.

iii)   No Recommendation. No foreign, federal, or state authority has made a finding or determination as to the fairness for investment of the Common Stock and no foreign, federal or state authority has recommended or endorsed or will recommend or endorse this offering.

iv)   No Disposal. You will not, directly or indirectly, assign, transfer, offer, sell, pledge, hypothecate or otherwise dispose of all or any part of your Common Stock (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of all or any part of the Common Stock) except in accordance with the registration provisions of the Securities Act or an exemption from such registration provisions, with any applicable state or other securities laws and with the terms of the Bylaws.

v)   Update Information. If there should be any change in the information provided by you to the Company or the Board (whether pursuant to this Agreement or otherwise) prior to your purchase of any Common Stock, you will immediately furnish such revised or corrected information to the Company.

9)   General Contractual Matters.

a) Amendments and Waivers. This Agreement may be amended and the observance of any provision hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of you and the Company.

b) Assignment. You agree that neither this Agreement nor any rights, which may accrue to you hereunder, may be transferred or assigned.

c) Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given to any party when delivered by hand, when delivered by facsimile, or when mailed, first class postage prepaid, (1) if to you, to you at the address or telecopy number set forth below your signature, or to such other address or telecopy number as you shall have furnished to the Company in writing, and (2) if to the Company, to Cascade Air Conditioning, Inc., 1502 Augusta Drive – Suite 360, Houston, TX 77057 or to such other address or addresses, or telecopy number or numbers, as the Company shall have furnished to you in writing, provided that any notice to the Company shall be effective only if and when received by the Board.

d) Governing law. This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Texas without regard to principles of conflict of laws (except insofar as affected by the securities or "blue sky" laws of the State or similar jurisdiction in which the offering described herein has been made to you).

e) Descriptive Headings. The descriptive headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision of this Agreement.

f)   Entire Agreement. This Agreement contains the entire agreement of the parties with respect to the subject matter of this Agreement, and there are no representations, covenants or other agreements except as stated or referred to herein.

g)   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.

h)   Joint and Several Obligations. If you consist of more than one Person, this Agreement shall consist of the joint and several obligation of all such Persons.

i) Red Rock Securities Law ("RRSL") acted as a legal to the Issuer in this Offering. The Purchaser agrees to, and hereby shall indemnify RRSL and any RRSL Affiliates, and shall hold each of them harmless from and against any loss, damage, liability, cost or expense, including reasonable attorney's fees (collectively, a "Loss") due to the Purchaser's investment in this Offering. The Purchaser does hereby release and forever discharge RRSL, their agents, employees, successors and assigns, and their respective heirs, personal representatives, affiliates, successors and assigns, and any and all persons, firms or corporations liable or who might be claimed to be liable, whether or not herein named, none of whom admit any liability to the undersigned, but all expressly denying liability, from any and all claims, demands, damages, actions, causes of action or suits of any kind or nature whatsoever, which the Purchaser may now have or may hereafter have, arising out of or in any way relating to any and all injuries, economic or emotional loss, and damages of any and every kind, to both person and property, corporately and individually, and also any and all damages that may develop in the future, as a result of or in any way relating to the Purchaser's investment in this Offering.

SIGNATURES AND SUBSCRIBER INFORMATION

If you are in agreement with the foregoing, please sign the enclosed counterparts of this Subscription Agreement and return such counterparts of this Agreement to the Board.

For Execution By The Company:

Cascade Air Conditioning, Inc.

BY:

_____

Robert F. Strange, Jr.
President & Chief Executive Officer

(Signature and Information of Purchaser(s) on the following page)

For Completion and Execution By The Investor Subscriber:

The foregoing Subscription Agreement is hereby agreed to by the undersigned as of the date indicated below.

_____
Registered Account Name (Please Print)

Registered Account Address:

_____
(Address)

_____
(City)

_____
(State)   (Zip Code)

Mailing Address (Fill in Mailing Address only if different from Registered Account Address)

Email Address: _____

Primary Phone: _____

Subscriber or Authorized Representative (if not an individual) _____

Total Equity Investment $_____

Total Common Stock Purchased: _____

Social Security or Taxpayer I.D. No. (Must be completed) _____

State in which Subscription Agreement signed: _____

Investor Subscriber Signature:

_____
(signature)

Name: _____ Date: _____
Print Name of Subscriber or Authorized Representative (if not an individual)

Signature Verification

Signature:_____ Date:_____

CUSTODIAL OWNERSHIP

(Check which applies)

_____**Traditional IRA** - Owner and custodian signatures required.

_____**Roth IRA** — Owner and custodian signatures required.

_____**Simplified Employee Pension/Trust (SEP)** — Owner and custodian signatures required.

_____**KEOGH** — Owner and custodian signatures required.

_____**Other**

Owner and custodian signatures required.

_____
Signature

Custodian Information (To be completed by custodian)

Name of Custodian: _____

Mailing Address:

_____
(Address)
_____
(City)
_____
(State)   (Zip Code)

Custodian Tax ID Number: _____

Custodian Tax Account Number: _____

Custodian Phone Number: _____

SIGNATURE AND SUBSCRIBER INFORMATION PAGE
IF PURCHASE IS AN EMPLOYEE BENEFIT PLAN, INDIVIDUAL RETIREMENT ACCOUNT,
KEOGH PLAN, OR OTHER ENTITY

Total Common Stock Subscribed: $_____

Total Dollar Amount: $_____

Executed at: _____, _____

This _____ day of _____, 20_____

Name of Entity: _____
(Please Print)

_____
(Signature of Authorized Agent)

_____
(Title)

Taxpayer Identification Number: _____

Address of Principal Offices:

_____
(Address)
_____
(City)
_____
(State)   (Zip Code)

Mailing Address:

_____
(Address)
_____
(City)
_____
(State)   (Zip Code)

Attention: _____

<p style="text-align:center"><u>SUITABILITY STATEMENTS</u>
<u>FOR EXECUTION BY INVESTORS WHO ARE INDIVIDUALS</u></p>

The truth, correctness and completeness of the following information supplied by you is warranted pursuant to the above:

Printed Name of Purchaser: _____

MARK TRUE OR FALSE OR COMPLETE, AS APPROPRIATE

<u>Disclosure of Status as "Accredited Investor" under Regulation D</u>

	True	**False**

1. ____ ____ You are a natural person (individual) whose own net worth, taken together with the net worth of your spouse, exceeds $1,000,000. Net worth for this purpose means total assets (including personal property and other assets) in excess of total liabilities EXCLUDING your primary residence.

Except as provided in paragraph (2) of this section, for purposes of calculating net worth under this paragraph:

> (i) The person's primary residence shall not be included as an asset;

> (ii) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

> (iii) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability

2. ____ ____ You are a natural person (individual) who had an individual income in excess of $200,000 in each of the two previous years, or joint income with your spouse in excess of $300,000 in each of those years, and who reasonably expects to reach the same income level in the current year.

3. ____ ____ You are a director, executive officer, or Manager of the Company or a director, executive officer of the Manager of the Company.

4. ____ ____ You have such knowledge and experience in financial and business matters that you are capable of evaluating the merits and risks of investing in the Common Stock.

<u>Disclosure of Foreign Citizenship</u>

	True	**False**

1. ____ ____ You are a citizen of a country other than the United States.

If the answer to the preceding question is true, specify on the line below the country of which you are a citizen.

_____

SUITABILITY STATEMENTS
FOR EXECUTION BY INVESTORS WHO ARE ENTITIES

Printed Name of Purchaser Entity:
____

Printed Name of Authorized
Representative:____

MARK TRUE OR FALSE OR COMPLETE, AS APPROPRIATE

Disclosure of Status as "Accredited Investor" under Regulation D

True **False**

1. ____ ____ You are either :

(i) a bank, or any savings and loan association or other institution acting in its individual or fiduciary capacity;
(ii) a broker dealer;
(iii) an insurance company;
(iv) an investment company or a business development company under the Investment Company Act of 1940;
(v) a Small Business Investment Company licensed by the U.S. Small Business Administration; or
(vi) an employee benefit plan whose investment decision is being made by a plan fiduciary, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan whose total assets are in excess of $5,000,000 or a self-directed employee benefit plan whose investment decisions are made solely by persons that are accredited investors.

2. ____ ____ You are a private business development company as defined under the Investment Advisers Act of 1940.

3. ____ ____ You are either:

(i) an organization described in Section 501(c)(3) of the Internal Revenue Code;
(ii) a corporation;
(iii) a Massachusetts or similar business trust; or
(iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered and in each case with total assets in excess of $5,000,000.

4. ____ ____ You are an entity as to which all the equity owners are accredited investors.

5. ____ ____ You are a trust, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000 and whose purchase is directed by a sophisticated person.

6. ____ ____ You (i) were not formed, and (ii) are not being utilized, primarily for the purpose of making an investment in the Company (and investment in this Company does not exceed 40% of the aggregate capital committed to you by your partners, shareholders or others).

True   **False**

7. ____   ____   You are, or are acting on behalf of, (i) an employee benefit plan within the meaning of Section 3(3) of ERISA, whether or not-such plan is subject to ERISA; or (ii) an entity which is deemed to hold the assets of any such employee benefit plan pursuant to 29 C.F.R. § 2510.3-101. For example, a plan that is maintained by a foreign corporation, governmental entity or church, a Keogh plan covering no common-law employees and an individual retirement account are employee benefit plans within the meaning of Section 3(3) of ERISA but generally are not subject to ERISA.

8. ____   ____   You are, or are acting on behalf of, such an employee benefit plan, or are an entity deemed to hold the assets of any such plan or plans (i.e., you are subject to ERISA).

9. ____   ____   You are a U.S. pension trust or governmental plan qualified under Section 401(a) of the Code or a U.S. tax-exempt organization qualified under Section 501(c)(3) of the Code.

10. ____   ____   You rely on the "private investment company" exclusion provided by Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 to avoid registration and regulation under such Act.

Disclosure of Foreign Citizenship

True   **False**

1. ____   ____   You are an entity organized under the laws of a jurisdiction other than those of the United States or any state, territory or possession of the United States (a "Foreign Entity").

2. ____   ____   You are a government other than the government of the United States or of any state, territory or possession of the United States (a "Foreign Government").

3. ____   ____   You are a corporation of which, in the aggregate, more than one-fourth of the capital stock is owned of record or voted by Foreign Citizens, Foreign Entities, Foreign Corporations (as defined below) or Foreign Company (as defined below) (a "Foreign Corporation").

4. ____   ____   You are a general or limited partnership of which any general or limited partner is a Foreign Citizen, Foreign Entity, Foreign Government, Foreign Corporation or Foreign Company (as defined below) (a "Foreign Company").

5. ____   ____   You are a representative of, or entity controlled by, any of the entities listed in items 1 through 4 above.

(The remainder of this page intentionally left blank)

EXHIBIT A TO SUBSCRIPTION AGREEMENT
FOR COMPLETION BY PURCHASERS THAT ARE ENTITIES ONLY

CERTIFICATE TO BE GIVEN BY ANY PURCHASER THAT IS A PARTNERSHIP OR LIMITED LIABILITY COMPANY

CERTIFICATE OF ____ (the "Partnership")
(Name of Company)

The undersigned, constituting all of the partners/members of the Partnership that must consent to the proposed investment by the Partnership hereby certify as follows:

1. That the Partnership commenced business on and was established under the laws of the State of __________________________ on ________________________ and is governed by a Partnership/Bylaws.

2. That, as the partners/members of the Partnership, we have the authority to determine, and have determined, (i) that the investment in, and the purchase of an interest in Cascade Air Conditioning, Inc. is of benefit to the Partnership, and (ii) to make such investment on behalf of the Partnership.

3. That ___________________________ *(name of signatory)* is authorized to execute all necessary documents in connection with our investment in Cascade Air Conditioning, Inc.

IN WITNESS WHEREOF, we have executed this certificate as the partners of the Partnership effective as of _____________________, 20_________, and declare that it is truthful and correct.

____
(Name of Partnership)

Signature:____

Name: ____

Title: ____

EXHIBIT B TO SUBSCRIPTION AGREEMENT
FOR COMPLETION BY PURCHASERS THAT ARE ENTITIES ONLY

CERTIFICATE TO BE GIVEN BY ANY PURCHASER THAT IS A TRUST

CERTIFICATE OF ____ (the "Trust")
(Name of Trust)

The undersigned, constituting all of the trustees of the Trust, hereby certify as follows:

1. That the Trust was established pursuant to a Trust Agreement dated __________________, _________ (the "Agreement").

2. That, as the trustee(s) of the Trust, we have determined that the investment in, and the purchase of, Common Stock in Cascade Air Conditioning, Inc. is of benefit to the Trust and have determined to make such investment on behalf of the Trust.

3. That ____________________________________ is authorized to execute, on behalf of the Trust, any and all documents in connection with the Trust's investment in Cascade Air Conditioning, Inc.

IN WITNESS THEREOF, we have executed this certificate as the trustee(s) of the Trust this _____________day of __________________, 20_________, and declare that it is truthful and correct.

Signature:____

Name of Trust: ____

Trustee Name:____

Trustee Signature:____

EXHIBIT C TO SUBSCRIPTION AGREEMENT
FOR COMPLETION BY PURCHASERS THAT ARE ENTITIES ONLY

CERTIFICATE TO BE GIVEN BY ANY PURCHASE THAT IS A CORPORATION

CERTIFICATE OF ____ (the "Corporation")
(Name of Corporation)

The undersigned, being the duly authorized agent of the Corporation, hereby certifies as follows:

1. That the Corporation commenced business on and was incorporated under the laws of the State of __________.

2. That the Board of Directors of the Corporation has determined, or appropriate officers under authority of the Board of Directors have determined, that the investment in, and purchase of, the Common Stock in Cascade Air Conditioning, Inc. is of benefit to the Corporation and has determined to make such investment on behalf of the Corporation. Attached hereto is a true, correct and complete copy of resolutions of the Board of Directors (or an appropriate committee thereof) of the Corporation duly authorizing this investment, and said resolutions have not been revoked, rescinded or modified and remain in full force and effect.

3. That the following named individuals are duly elected officers of the Corporation, who hold the offices set opposite their respective names and who are duly authorized to execute any and all documents in connection with the Corporation's investment in Cascade Air Conditioning, Inc. and that the signatures written opposite their names and titles are their correct and genuine signatures.

Name _________________________________

Title __________________________________

Signature________________________________

EXHIBIT C
ARTICLES OF INCORPORATION



Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

May 18, 2023

Attn: Legalzoom.com, Inc.

Legalzoom.com, Inc.
101 N. Brand Blvd, 10th Floor
Glendale, CA 91203 USA

RE: Cascade Air Conditioning Inc.
File Number: 805058609

It has been our pleasure to file the certificate of formation and issue the enclosed certificate of filing evidencing the existence of the newly created domestic for-profit corporation.

Unless exempted, the entity formed is subject to state tax laws, including franchise tax laws. Shortly, the Comptroller of Public Accounts will be contacting the entity at its registered office for information that will assist the Comptroller in setting up the franchise tax account for the entity. Information about franchise tax, and contact information for the Comptroller's office, is available on their web site at https://window.state.tx.us/taxinfo/franchise/index.html.

The entity formed does not file annual reports with the Secretary of State. Documents will be filed with the Secretary of State if the entity needs to amend one of the provisions in its certificate of formation. It is important for the entity to continuously maintain a registered agent and office in Texas. Failure to maintain an agent or office or file a change to the information in Texas may result in the involuntary termination of the entity.

If we can be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Come visit us on the internet at https://www.sos.texas.gov/
Phone: (512) 463-5555 Fax: (512) 463-5709 Dial: 7-1-1 for Relay Services
Prepared by: Linda Galaviz TID: 10285 Document: 1246359340002





Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Cascade Air Conditioning Inc.
File Number: 805058609

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic For-Profit Corporation has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 05/14/2023

Effective: 05/14/2023

Jane Nelson
Secretary of State

Come visit us on the internet at https://www.sos.texas.gov/
Phone: (512) 463-5555 Fax: (512) 463-5709 Dial: 7-1-1 for Relay Services
Prepared by: Linda Galaviz TID: 10306 Document: 1246359340002

Form 201

Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
FAX: 512/463-5709

Filing Fee: $300



**Certificate of Formation
For-Profit Corporation**

**Filed in the Office of the
Secretary of State of Texas
Filing #: 805058609 05/14/2023
Document #: 1246359340002
Image Generated Electronically
for Web Filing**

Article 1 - Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is:

Cascade Air Conditioning Inc.

The name must contain the word "corporation," "company," "incorporated," "limited," or an abbreviation of one of these terms. The name must not be the same as, deceptively similar to or similar to that of an existing corporate, limited liability company, or limited partnership name on file with the secretary of state. A preliminary check for "name availability" is recommended.

Article 2 – Registered Agent and Registered Office

☑A. The initial registered agent is an organization (cannot be corporation named above) by the name of:

United States Corporation Agents, Inc.

OR

☐B. The initial registered agent is an individual resident of the state whose name is set forth below:

C. The business address of the registered agent and the registered office address is:

Street Address:
9900 Spectrum Drive   Austin TX 78717

Consent of Registered Agent

☐A. A copy of the consent of registered agent is attached.

OR

☑B. The consent of the registered agent is maintained by the entity.

Article 3 - Directors

The number of directors constituting the initial board of directors and the names and addresses of the person or persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are set forth below:

Director 1: **Robert   F. Strange Jr**

Address: **1502 Augusta Dr., Ste. 360   Houston TX, USA 77057**

Article 4 - Authorized Shares

The total number of shares the corporation is authorized to issue and the par value of each of such shares, or a statement that such shares are without par value, is set forth below.

Number of Shares	Par Value (must choose and complete either A or B)	Class	Series
200000000	☑ A. has a par value of $.**00001** ☐ B. without par value.	**Common**	

If the shares are to be divided into classes, you must set forth the designation of each class, the number of shares of each class, and the par value (or statement of no par value), of each class. If shares of a class are to be issued in series, you must provide the designation of each series. The preferences, limitations, and relative rights of each class or series must be stated in space provided for supplemental information.

Article 5 - Purpose

The purpose for which the corporation is organized is for the transaction of any and all lawful business for which corporations may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

[The attached addendum, if any, is incorporated herein by reference.]

Effectiveness of Filing

☑ A. This document becomes effective when the document is filed by the secretary of state.

OR

☐ B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is:

Initial Mailing Address

Address to be used by the Comptroller of Public Accounts for purposes of sending tax information.

The initial mailing address of the filing entity is:

1502 Augusta Dr., Ste. 360
Houston, TX 77057
USA

Organizer

The name and address of the organizer is set forth below.

LegalZoom.com, Inc. **101 N. Brand Blvd., 11th Floor, Glendale, CA 91203**

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Cheyenne Moseley, Asst. Secretary, LegalZoom.com, Inc.

Signature of organizer

FILING OFFICE COPY

EXHIBIT D
BYLAWS

ACTION BY UNANIMOUS WRITTEN CONSENT IN
LIEU OF FIRST MEETING BY THE BOARD OF DIRECTORS
OF
Cascade Air Conditioning Inc.,
a Texas Corporation

The undersigned, constituting all of the members of the board of directors (the "Board") of Cascade Air Conditioning Inc., a Texas corporation (the Corporation), in lieu of holding a meeting of the Board, hereby consent to the taking of the actions set forth herein, and the approval and adoption of the following resolutions by this unanimous written consent ("Written Consent") pursuant to Section 21.415 of the Texas Business Organizations Code:

Certificate of Formation

RESOLVED, that the Certificate of Formation of the Corporation filed with the Texas Secretary of State hereby is adopted, ratified and affirmed in all respects.

RESOLVED FURTHER, that the Secretary of the Corporation is authorized and directed to insert a certified copy of the Certificate of Formation in the Corporation's minute book.

Adoption of Bylaws

RESOLVED, that the bylaws presented to the Board and attached hereto are adopted as the bylaws of the Corporation ("Bylaws") to (i) regulate the conduct of the Corporation's business and affairs, and (ii) amend, restate, and supersede the Corporation's prior existing bylaws, if any, in their entirety.

RESOLVED FURTHER, that the Secretary of the Corporation is hereby authorized and directed to execute a certificate of the adoption of the Bylaws, to insert the Bylaws as so certified and as may be amended from time to time, in the minute book of the Corporation and to see that a copy, similarly certified, is kept at the principal executive office for the transaction of business of the Corporation, as required by law.

<u>Stock Issuance</u>

RESOLVED, that the officers of the Corporation are hereby authorized to issue and sell shares of common stock of the Corporation, $0.00001 par value (the "Shares"), which the Board hereby determines to be the fair market value of the Corporation's common stock as of the date hereof, to each person named below (the "Shareholder"), in the amounts specified opposite each name in exchange for cash or contributed property as follows:

Name of Shareholder	Number of Shares	Total Purchase Price($)
Robert F Strange Jr Family Trust	85,000,000	$850.00
Gerald Ray	15,000,000	$150.00

RESOLVED FURTHER, that the Board hereby determines that the consideration to be received for the above-mentioned Shares is adequate for the Corporation's purposes, and that the sale and issuance of the Shares to each of the above-named persons shall be conditioned upon receipt by the Corporation of the purchase price of said Shares and final copies of all appropriate documentation required by Corporation.

RESOLVED FURTHER, that upon the issuance and sale in accordance with the foregoing resolutions, such Shares shall be validly issued, fully paid and non-assessable shares of common stock of the Corporation.

RESOLVED FURTHER, that the officers of the Corporation are hereby authorized and directed, for and on behalf of the Corporation, (i) to take all actions necessary to comply with applicable laws with respect to the sale and issuance of the Shares, (ii) to thereafter execute and deliver on behalf of the Corporation, pursuant to the authorization above, share certificates representing the Shares set forth above, and (iii) to take any such other action as they may deem necessary or appropriate to carry out the issuance of the Shares and intent of these resolutions.

<u>Election of Officers</u>

RESOLVED, that the following individuals are hereby elected to serve in the offices of the Corporation set forth opposite their names until their successors are duly elected and qualified, or their earlier death, resignation or removal:

President: Robert F. Strange, Jr.
Secretary: Robert F. Strange, Jr.

Corporate Records and Minute Book

RESOLVED, that the officers of the Corporation are hereby authorized and directed to procure all corporate books, books of account and stock books that may be required by the laws of Texas or of any foreign jurisdiction in which the Corporation may do business or which may be necessary or appropriate in connection with the business of the Corporation.

RESOLVED FURTHER, that the officers of the Corporation are authorized and directed to maintain a minute book containing the Certificate of Formation, as filed with and certified by the office of the Texas Secretary of State and as may be amended from time to time, its Bylaws and any amendments thereto, and the minutes of any and all meetings and actions of the Board, Board committees and the Corporation's shareholders, together with such other documents, including this Written Consent, as the Corporation, the Board or the Corporation's shareholders shall from time to time direct and to ensure that an up to date copy is also kept at the principal executive office of the Corporation (as designated below).

Corporate Seal

RESOLVED, that the Corporation shall have a corporate seal in the form of two concentric circles with the name of the Corporation between the two circles and the year of incorporation and "Texas" within the inner circle.

Share Certificates

RESOLVED, that the form of share certificate attached hereto has been presented to the Board for review and is hereby approved and adopted as the form share certificate of the Corporation and the Secretary of the Corporation is directed to insert such form share certificate in the minute book of the Corporation.

Ratification of Actions by Organizer

RESOLVED, that all actions taken by the Corporation's sole organizer, LegalZoom.com, Inc. and its agents, in connection with the formation of the Corporation are hereby in all respects approved, ratified and affirmed for and on behalf of the Corporation.

Annual Accounting Period

RESOLVED, that until otherwise determined by the Board the fiscal year of the Corporation shall end on December 31.

Principal Executive Office

RESOLVED, that the principal executive office of the Corporation shall initially be located at 1502 Augusta Dr., Ste. 360, Houston, Texas 77057.

Bank Accounts

RESOLVED, that the officers of the Corporation are hereby authorized and directed to establish, maintain and close one or more accounts in the name of the Corporation for the funds of the Corporation with any federally insured bank or similar depository; to cause to be deposited, from time to time, in such accounts, such funds of the Corporation as such officer deems necessary or advisable, and to designate, change or revoke the designation, from time to time, of the officer or officers or agent or agents of the Corporation authorized to make such deposits and to sign or countersign checks, drafts or other orders for the payment of money issued in the name of the Corporation against any funds deposited in any of such accounts; and to make such rules and regulations with respect to such accounts as such officers may deem necessary or advisable, and to complete, execute and deliver any documents as banks and similar financial institutions customarily require to establish any such account and to exercise the authority granted by this resolution including, but not limited to, customary signature card forms and form banking resolutions.

RESOLVED FURTHER, that all form resolutions required by any such depository, if any, are adopted in such form used by such depository by this Board, and that the Secretary is authorized to certify such resolutions as having been adopted by the Board and directed to insert a copy of any such form resolutions in the minute book of the Corporation.

RESOLVED FURTHER, that any such depository to which a certified copy of these resolutions has been delivered by the Secretary of the Corporation is entitled to rely upon such resolutions for all purposes until it shall have received written notice of the revocation or amendment of these resolutions, as adopted by the Board.

Qualification to do Business

RESOLVED, that the officers of the Corporation are hereby authorized and directed for and on behalf of the Corporation to take such action as they may deem necessary or advisable to effect the qualification of the Corporation to do business as a foreign corporation in each state that the officers may determine to be necessary or appropriate, or to withdraw from or terminate the Corporation's qualification to do business in any such state.

RESOLVED FURTHER, that any resolutions which in connection with the foregoing shall be certified by the Secretary of the Corporation as having been adopted by the Board pursuant to this Written Consent shall be deemed adopted pursuant to this Written Consent with the same force and effect as if presented to the Board and adopted thereby on the date of this Written Consent, and shall be included in the minute book of the Corporation.

Payment of Expenses

RESOLVED, that the officers of the Corporation are hereby authorized and directed to pay all expenses of the incorporation and organization of the Corporation, including reimbursing any person for such person's verifiable expenses therefor.

Agent for Service of Process in Texas

RESOLVED, that United States Corporation Agents, Inc. shall be appointed the Corporation's agent for service of process in Texas.

Authorization of Further Actions

RESOLVED, that the officers of the Corporation are, and each of them hereby is, authorized, empowered and directed, for and on behalf of the Corporation, to execute all documents and to take all further actions they may deem necessary, appropriate or advisable to effect the purposes of each of the foregoing resolutions.

RESOLVED, that any and all actions taken by any officer of the Corporation in connection with the matters contemplated by the foregoing resolutions are hereby approved, ratified and confirmed in all respects as fully as if such actions had been presented to the Board for approval prior to such actions being taken.

IN WITNESS WHEREOF, each of the undersigned, being all the directors of the Corporation, has executed this Written Consent as of the date set forth below.

Date: May 18, 2023

Directors:

_____
Robert F. Strange, Jr.

EXHIBIT A
BYLAWS OF
Cascade Air Conditioning Inc.

BYLAWS

OF

**Cascade Air Conditioning Inc.,
a Texas Corporation**

ARTICLE I

Shareholders

Section 1.1. Annual Meetings. An annual meeting of shareholders of Cascade Air Conditioning Inc. (the "Corporation") shall be held for the election of directors on a date and at a time and place, either within or without the state of Texas, fixed by resolution of the Board of Directors. Any other proper business may be transacted at the annual meeting.

Section 1.2. Special Meetings. Special meetings of the shareholders may be called at any time by the Board of Directors or the holders of shares entitled to cast not less than 10% of the votes at the meeting, such meeting to be held on a date and at a time and place, either within or without the state of Texas, as may be stated in the notice of the meeting. Business transacted at any special meeting of the shareholders shall be limited to the purposes stated in the notice.

Section 1.3. Notice of Meetings. Whenever shareholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given not less than 10 but no more than 60 days before the date of the meeting to each shareholder entitled to vote thereat. Such notice shall state the place, date and hour of the meeting, and (i) in the case of a special meeting, the purpose or purposes of the business to be transacted, and no other business may be transacted, or (ii) in the case of the annual meeting, those matters which the Board of Directors, at the time of the mailing of the notice, intends to present for action by the shareholders. The notice of any meeting at which directors are to be elected shall include a list of the names of the nominees intended at the time of the mailing of the notice to be presented for election to the Board of Directors.

Notice of a shareholders' meeting or any report shall be given either personally or by overnight delivery, or by first-class mail, or by facsimile or other electronic transmission (subject to the requirements of the Texas Business Organizations Code), addressed to the shareholder at the address of such shareholder appearing on the books of the Corporation or the facsimile number or electronic transmission address given by the shareholder to the Corporation for the purpose of notice. The notice shall be deemed to have been given at the time when delivered personally or by overnight delivery, when deposited in the mail, or when transmitted to the facsimile number or electronic transmission address.

Section 1.4. <u>Adjournments</u>. When a shareholders' meeting is adjourned to another time or place, notice need not be given of any such adjourned meeting if the date, time and place thereof are announced at the meeting at which the adjournment is taken unless (a) the adjournment is for more than 45 days or (b) if after the adjournment, a new record date is fixed for the adjourned meeting. In the case of either (a) or (b) in the immediately preceding sentence, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

Section 1.5. <u>Waiver of Notice</u>. A waiver of notice in writing signed by the shareholder entitled to such notice, whether the waiver is signed before or after the time of the meeting or before or after the time period within which such notice was to have been given, shall be deemed the equivalent of giving notice. All such waivers shall be filed with the corporate records. Attendance of a person at a meeting shall constitute a waiver of notice of and presence at such meeting, except when the person objects, to the transaction of any business because the meeting is not lawfully called or convened and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required by law to be included in the notice but not so included, if such objection is expressly made at the meeting. Neither the business to be transacted at nor the purpose of any regular or special meeting of shareholders need be specified in any written waiver of notice, except as required by the certificate of formation of the Corporation, as may be amended from time to time (the "Certificate of Formation").

Section 1.6. <u>Quorum</u>. Unless provided otherwise by the Certificate of Formation, the holders of a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. The shareholders present at a meeting at which a quorum is present may continue to transact business until adjournment. The withdrawal of a shareholder does not negate the presence of a quorum. In the absence of a quorum, any meeting of shareholders may be adjourned until the time and to the place as may be determined by the vote of a majority of the shares represented either in person or by proxy.

Section 1.7. <u>Organization</u>. Meetings of shareholders shall be presided over by the Chairperson of the Board, if any, or in the absence of the Chairperson of the Board by the Vice Chairperson of the Board, if any, or in the absence of the Vice Chairperson of the Board by the President, or in the absence of the foregoing persons by a chairperson designated by the Board of Directors, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary, or in the absence of the Secretary, an Assistant Secretary, shall act as secretary of the meeting. In their absence, the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 1.8. <u>Voting</u>. Unless otherwise provided in the Certificate of Formation or the Texas Business Organizations Code, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote of shareholders.

At each election of directors, every shareholder entitled to vote at such election shall have the right (a) to vote the number of shares owned by him or her for as many persons as there are directors to be elected and for whose election he or she has a right to vote or (b) subject to the next sentence, to cumulate his or her votes by giving one candidate as many votes as the number of such directors to be elected multiplied by his or her shares shall equal, or by distributing such votes on the same principle among any number of such candidates. Cumulative voting shall not be allowed in an election of directors unless expressly allowed by the Certificate of Formation and unless a shareholder who intends to cumulate his or her votes shall have given written notice of such intention to the Secretary on or before the day preceding the election at which such shareholder intends to cumulate his or her votes. All shareholders entitled to vote cumulatively may cumulate their votes if any shareholder gives the written notice provided for herein.

Directors shall be elected by a plurality of the votes of the holders of shares entitled to vote on the election of directors present in person or represented by proxy at a meeting at which a quorum is present. In all other matters, unless otherwise provided by the Texas Business Organizations Code, the Certificate of Formation or the bylaws of the Corporation, as may be amended from time to time (the "Bylaws"), the affirmative vote of the holders of a majority of the shares entitled to vote on, and who voted for, against or expressly abstained with respect to, the subject matter at a meeting in which a quorum is present shall be the act of the shareholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes at a meeting in which a quorum is present shall be the act of such class or classes, except as otherwise provided by the Texas Business Organizations Code, the Certificate of Formation or the Bylaws.

Section 1.9. Shareholder's Proxies. At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Unless made irrevocable in accordance with the Texas Business Organizations Code, every proxy continues in full force and effect until revoked by the person executing it prior to the vote pursuant thereto, except as otherwise provided in this Section 1.9. Such revocation may be effected by a writing delivered to the Corporation stating that the proxy is revoked or by a subsequent proxy executed by the person executing the prior proxy and presented to the meeting, or as to any meeting by attendance at such meeting and voting in person by the person executing the proxy.

Section 1.10. Inspectors. In advance of any meeting of shareholders the Board of Directors may appoint inspectors of election to act at the meeting and any adjournment thereof.

Section 1.11. <u>Closing of Transfer Books; Registered Shareholders</u>. For the purpose of determining the record date for determining the shareholders entitled to receive notice of a meeting of shareholders, or entitled to vote at a meeting of shareholders or any adjournment of a meeting, or entitled to receive a distribution from the Corporation (other than a distribution involving a purchase or redemption by the Corporation of any of its own securities), or for any other proper purpose (other than for determining shareholders entitled to consent to action without a meeting of shareholders), the Board of Directors may provide that the share transfer records shall be closed for a stated period but not to exceed, in any case, 60 days. If the share transfer records shall be closed for the purpose of determining shareholders entitled to receive notice of a meeting of shareholders, such records shall be closed for at least 10 days immediately preceding the date of the meeting. In lieu of closing the share transfer records, the Board of Directors may provide a date as the record date for any such determination of shareholders, such date to be (i) not earlier than the 60th day before the date the action requiring the determination of shareholders is taken, and (ii) at least 10 days before the date on which the particular action requiring the determination of shareholders is to be taken. If the share transfer records are not closed and no record date is fixed for any such determination of shareholders, the record date for determining the shareholders is the date on which notice of the meeting is given to the shareholders entitled to notice of the meeting or, with respect to a distribution (other than a distribution involving a purchase or redemption by the Corporation of any of its own securities), the date on which the Board of Directors adopts the resolution declaring the distribution, as the case may be. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section 1.11, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of the share transfer records and the stated period of closing has expired. The record date for determining the shareholders entitled to written consent to action without a meeting of the shareholders shall be determined in accordance with Section 6.102 and Section 21.356 of the Texas Business Organizations Code.

Except as otherwise provided by law, the Corporation may regard the person in whose name any shares issued by the Corporation are registered in the share transfer records of the Corporation at any particular time as the owner of those shares at that time for purposes of voting those shares, receiving distributions thereon or notices in respect thereof, transferring, exercising rights of dissent with respect to, exercising or waiving any preemptive right with respect to, entering into agreements with respect to, or giving proxies with respect to those shares.

Section 1.12. Consent of Shareholders in Lieu of Meeting. Any action which may be taken at any annual or special meeting of the shareholders may be taken without a meeting, without prior notice and/or without taking a vote, if a consent in writing, setting forth the action so taken, is (i) signed by the holders of all of the shares entitled to vote with respect to the action or (ii) except as otherwise provided under the Texas Business Organizations Code, if the Certificate of Formation so provides, by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Any such written consent or consents described in clause (ii) shall be signed, dated, and filed with the Corporation in the manner required by Section 6.202 of the Texas Business Organizations Code, and the Corporation shall promptly notify each shareholder who did not sign such consent of the action that is the subject of such consent.

ARTICLE II

Board of Directors

Section 2.1. Powers; Number; Qualifications. The business and affairs of the Corporation shall be managed by or under, and all corporate powers shall be exercised by or under, the direction of the Board of Directors, except as otherwise provided in the Bylaws or in the Certificate of Formation. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by the Board of Directors. The number of directors constituting the first Board of Directors has been fixed in the original Certificate of Formation filed with the Texas Secretary of State.

Section 2.2. Election; Term of Office; Resignation; Vacancies. At each annual meeting of shareholders, directors shall be elected to hold office and shall hold office until the expiration of the term for which elected (or for which his or her predecessor was elected with respect to a director elected to fill a vacancy) and until a successor has been elected and qualified. Any director may resign effective upon giving written notice to the Chairperson of the Board, the Secretary or the Board of Directors, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

Except as otherwise provided by the Texas Business Organizations Code, the Certificate of Formation or the Bylaws, any director may be removed with or without cause at any time by the shareholders of the Corporation at a special meeting called for such purpose by vote of the holders of a majority of the shares entitled to vote at an election of directors.

Vacancies on the Board of Directors may be filled by election by majority vote of the remaining members of the Board of Directors, in addition to by election by the shareholders. A vacancy to be filled because of an increase in the number of directors may be filled by election at an annual or special meeting of shareholders called for that purpose or by the Board of Directors for a term of office continuing only until the next election of one or more directors by the shareholders. During a period between two successive annual meetings of shareholders, the Board of Directors may not fill more than two vacancies created by an increase in the number of directors.

Section 2.3. <u>Regular Meetings</u>. Regular meetings of the Board of Directors may be held without notice at such places within or without the state of Texas and at such times as the Board of Directors may from time to time determine.

Section 2.4. <u>Special Meetings; Notice of Meetings; Waiver of Notice</u>. Special meetings of the Board of Directors may be held at any time or place within or without the state of Texas whenever called by the Chairperson of the Board, by the Vice Chairperson of the Board, if any, or by any two directors. Subject to any greater notice requirements set forth in the Texas Business Organizations Code, special meetings shall be held on five days' notice from the date mailed if such notice is deposited in the mail or on 48 hours' notice from the date actually delivered if delivered personally or by overnight mail or from the date transmitted to the facsimile number or electronic transmission address if sent by facsimile or any other means of electronic transmission authorized by the Texas Business Organizations Code.

Notice of a meeting need not be given to any director who signs a waiver of notice whether before or after the meeting, or who attends the meeting without protesting the lack of notice to such director. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting. A notice, or waiver of notice, need not specify the purpose of any regular or special meeting of the Board of Directors, unless the Certificate of Formation, the Bylaws or the Texas Business Organizations Code provides otherwise.

Section 2.5. <u>Participation in Meetings by Conference Telephone Permitted</u>. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or of such committee, as the case may be, through the use of conference telephone or similar communications equipment permitted by the Texas Business Organizations Code, so long as the form of communication system to be used for the meeting and the means of accessing the communication system are stated in the notice and all members participating in such meeting can communicate with one another, and participation in a meeting pursuant to this Section 2.5 shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 2.6. <u>Quorum; Adjournment; Vote Required for Action</u>. At all meetings of the Board of Directors a majority of the authorized number of directors shall constitute a quorum for the transaction of business. Every act or decision done or made by a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless the Texas Business Organizations Code, the Certificate of Formation or the Bylaws require a vote of a greater number.

A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. If the meeting is adjourned for more than 24 hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of the adjournment.

Section 2.7. <u>Organization</u>. Meetings of the Board of Directors shall be presided over by the Chairperson of the Board, or in the absence of the Chairperson of the Board by the Vice Chairperson of the Board, if any, or in their absence by a chairperson chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8. <u>Action by Directors Without a Meeting</u>. Any action required or permitted to be taken by the Board of Directors, or any committee thereof, may be taken without (a) a meeting, (b) providing notice, or (c) taking a vote, if all members of the Board of Directors or of such committee, as the case may be, shall individually consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the Board of Directors. Such action by written consent shall have the same force and effect as a unanimous vote of such directors.

Section 2.9. <u>Compensation of Directors</u>. The Board of Directors shall have the authority to fix the compensation of directors for services in any capacity.

ARTICLE III

Executive and Other Committees

Section 3.1. <u>Executive and Other Committees of Directors</u>. The Board of Directors, by resolution adopted by a majority of the authorized number of directors, may designate an executive committee and other committees, each consisting of two or more directors, to serve at the pleasure of the Board of Directors, and each of which, to the extent provided in the resolution but subject to the Texas Business Organizations Code and the Certificate of Formation, shall have all the authority of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member or members at any meeting of such committee. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board of Directors or a provision in the rules of such committee to the contrary, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of the Bylaws.

ARTICLE IV

Officers

Section 4.1. <u>Officers; Election</u>. As soon as practical after the annual meeting of shareholders in each year, the Board of Directors shall elect a Chairperson of the Board, President, and a Secretary. The Board of Directors may also elect one or more Vice Presidents, a Treasurer, one or more Assistant Secretaries, and such other officers as the Board of Directors may deem desirable or appropriate and may give any of them such further designations or alternate titles as it considers desirable. Any number of offices may be held by the same person.

Section 4.2. <u>Term of Office; Resignation; Removal; Vacancies</u>. Except as otherwise provided in the resolution of the Board of Directors electing any officer, each officer shall hold office for one year; provided that each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board of Directors, the Chairperson of the Board or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board of Directors may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election of an officer shall not itself create contractual rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal, or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

Section 4.3. <u>Powers and Duties</u>. The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in the Bylaws or in a resolution of the Board of Directors which is not inconsistent with the Bylaws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Secretary shall have the duty to record the proceedings of the meetings of the shareholders, the Board of Directors and any committees in the books of the Corporation.

Section 4.4. <u>Salaries</u>. The salaries, compensation and other benefits, if any, of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he or she is also a director of the Corporation.

ARTICLE V

<u>Forms of Certificates; Loss
and Transfer of Shares</u>

Section 5.1. <u>Forms of Certificates</u>. Every holder of shares in the Corporation shall be entitled to have a certificate signed in the name of the Corporation by (1) the President, any Vice President, Chairperson of the Board or Vice Chairperson of the Board, and (2) by the Chief Financial Officer, Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, of the Corporation, certifying the number of shares and the class or series of shares owned by such shareholder. Any signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 5.2. <u>Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates</u>. The Corporation may issue a new share certificate or a new certificate for any other security in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give such indemnities and other agreements as deemed adequate to protect the Corporation against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI

Records and Reports

Section 6.1. <u>Shareholder Records</u>. The Corporation shall keep at its principal executive office or at the office of its transfer agent or registrar, a record of the names and addresses of all current and past shareholders and the number and class of shares held by each shareholder.

Section 6.2. <u>Corporate Documents and Bylaws</u>. The Corporation shall keep at its principal executive office the original or a copy of the Certificate of Formation and Bylaws as amended to date, which shall be open to inspection by the shareholders at all reasonable times during office hours. The Corporation shall, upon the written request of any shareholder, furnish to that shareholder a copy of the Certificate of Formation or Bylaws as amended to date.

Section 6.3. <u>Minutes and Accounting Records</u>. The minutes of proceedings of the shareholders, the Board of Directors, and committees of the Board of Directors, and the accounting books and records shall be kept at the principal executive office of the Corporation. The minutes shall be kept in written form, and the accounting books and records shall be kept either in written form or in a form capable of being converted into written form.

Section 6.4. <u>Inspection by Directors</u>. Subject to the Texas Business Organizations Code, every director shall have the right at any reasonable time to inspect all books, records, and documents of every kind and the physical properties of the Corporation and each of its subsidiary corporations for purposes relating to his or her status as director. This inspection by a director may be made in person or by an agent or attorney and the right of inspection includes the right to copy and make extracts of documents.

ARTICLE VII

Miscellaneous

Section 7.1. <u>Principal Executive or Business Offices</u>. The Board of Directors shall fix the location of additional offices of the Corporation at any place either within or without the state of Texas. The Corporation may also have additional offices in other places as the Corporation's business may require, and as the Board of Directors may determine from time to time.

Section 7.2. <u>Fiscal Year</u>. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 7.3. <u>Seal</u>. The Corporation may have a corporate seal which shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.4. <u>Indemnification</u>. The Corporation shall have the power to indemnify, to the maximum extent and in the manner permitted by the Texas Business Organizations Code, each of its directors, officers, employees and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the Corporation.

Section 7.5. <u>Contracts</u>. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 7.6. <u>Dividends</u>. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by the Texas Business Organizations Code, the Certificate of Formation and the Bylaws.

Section 7.7. <u>Amendment of Bylaws</u>. To the extent permitted by law, the Bylaws may be amended or repealed, and new bylaws adopted, by the Board of Directors. The shareholders entitled to vote, however, retain the right to adopt additional bylaws and may amend or repeal any bylaw whether or not adopted by them.

[Remainder Intentionally Left Blank.]

CERTIFICATE OF SECRETARY OF

Cascade Air Conditioning Inc.

     The undersigned, Robert F. Strange, Jr., as Secretary of Cascade Air Conditioning Inc., a Texas corporation (the "Corporation"), hereby certifies the attached document is a true and complete copy of the bylaws of the Corporation and that such bylaws were duly adopted by the Board of Directors of the Corporation on the date set forth below.

     IN WITNESS WHEREOF, the undersigned has executed this certificate as of _____, 20___.

_____

Robert F. Strange, Jr.
Secretary

EXHIBIT E
TESTING THE WATERS MATERIALS

Cascade Air Conditioning Inc

100% ROI in 6 months with Pre-Public Offering of Short Term SINGLE PAY NOTES payable in 6 months - 100% ROI in 6 months

Hello Investor:

My company Cascade Air Conditioning Inc is within a few weeks of launching a Regulation CF Offering in the amount of $5,000,000 to sell Common Stock of the Company. However prior to the launch of the Common Stock Offering my Company is conducting **one final round** of private financing by issuing short term **Single Pay Notes** to raise no more than $100,000. These Notes are offered at **HALF OF FACE VALUE** ! In other words an accredited investor can purchase a **$200,000 note for $100,000**. Or for a partial subscription, a **$20,000** note can be purchased **for $10,000**. **These Notes are a 100% return on investment in a very short period of time.** These notes bear 0% interest and are payable in six months or earlier **when the Regulation CF Common Stock Offering raises at least $500,000**. There is a possibility the notes could be repaid in as little as three months or less when our Regulation CF Offering raise reaches $500,000.

So far Cascade Air Conditioning Inc has accomplished the following:

1. The Regulation CF filing on Form C has been prepared by our securities law firm and is ready to be filed with the SEC to sell Common Stock.
2. The Company has engaged an administrative broker dealer intermediary which is Rialto Markets in New York.
3. The Company has engaged a transfer agent which is Rialto Transfer Agent.
4. The Company has engaged an escrow bank for the Offering which is Wilmington Trust in Delaware.
5. The launch of the Offering will go live at www.investcascadeairconditioning.com in a few weeks. There is only a placeholder page at that website for now which says "Launching Soon".

This Reg CF Common Stock Offering will enable Cascade Air Conditioning to expand it's U.S. based manufacturing facilities to mass produce the most energy efficient zoned Central Air Conditioning system ever invented. The Cascade System is so energy efficient that it will cut the user's air conditioning electricity consumption IN HALF.

The preceding discussion concerning the Regulation CF Common Stock offering is not an offer to sell Common Stock securities by Cascade Air Conditioning, Inc. No money or any other consideration is being solicited pursuant to the Regulation CF, and if sent, shall not be accepted; No offer to buy the Common Stock securities can be accepted and no part of the purchase price can be received until the Regulation CF offering statement is filed and then funds from the sale of Common Stock can only be received through the intermediary's platform; and a prospective purchaser's indication of interest in the Company's Common Stock is non-binding and involves no obligation or a commitment of any kind.

My Company has an interest in speaking to accredited investors regarding these Single Pay Notes. Upon request, qualified investors may receive a copy of the Company's SEC filing on Form C and a copy of the Company's Single Pay Note. More information is available by contacting the Company's CEO, Robert Strange, by means of the contact information on the signature line of this correspondence.

Mr. Strange can make himself available for a phone call or a zoom call at almost any time by appointment. Please reply by email or at the phone numbers below.

Sincerely

Robert F Strange
Cascade Air Conditioning Inc
1502 Augusta, Suite 360
Houston Texas 77057
Office: 713-973-8811
Fax: 281-973-2439
eMail: bob@cascade.cool

Contact Cascade Air Conditioning Inc

Key Facts

Funding Needed
$100k

Industry
Manufacturing

Location
Houston, TX

Year Founded
2023

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